SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Consolidated Financial Statements

December 31, 2023 and 2022

Nu Holdings Ltd.

2

KPMG Auditores Independentes Ltda.

105 Arquiteto Olavo Redig de Campos – 12th floor - Tower A

Post office 79518 - CEP 04707-970 - São Paulo/SP - Brazil

Telephone + 55 (11) 3940-1500

kpmg.com.br

Independent Auditors Report on the Audit of the Consolidated Financial Statements

To the Shareholders and Board of Directors of Nu Holdings Ltd.

Cayman Islands

Opinion

We have audited the consolidated financial statements of Nu Holdings Ltd. (“the Company”), which comprise the consolidated statement of financial position as of December 31, 2023 the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising materials accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Nu Holdings Ltd. as of December 31, 2023, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles provided for in the Accountant's Code of Professional Ethics and in the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Key Audit Matters

Allowance for expected credit losses
See Notes 4(a), 5(a), 7, 13 and 14 to the consolidated financial statements
Key Audit Matter	How our audit approached this matter

As of December 31, 2023, the Company has allowance for expected credit losses (ECL) related to amounts receivable from credit cards and loans to customers.

The Company recognizes an ECL for the contracts that have experienced a significant increase in credit risk (SICR) subsequent to recognition or are credit impaired (stage 2 and stage 3, respectively), and a twelve-month ECL for all other contracts (stage 1).

To calculate ECL the Company segregates the portfolio of amounts receivable from credit cards and loans to customers based on shared credit risk characteristics, determined by internal scoring models and uses the methodology of the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD), as well as consideration of elements of prevision as unused limits, macroeconomic environment and the impact of changes in future macroeconomic scenarios, including market expectations of Gross Domestic Product (GDP), inflation rate, unemployment rate and interest rate (Selic).

We consider the measurement of the allowance for expected credit losses related to receivables from credit cards and loans to customers as a key audit matter, since it involves significant measurement uncertainties, as a result of the complexity of the models and the subjectivity of the assumptions, specifically: (i) the general methodology of allowance for expected credit losses, including the methods and models used to estimate the PDs, EADs and LGDs and their respective assumptions, as well as the selection of macro variable assumptions incorporated into the calculation; and (ii) identification of an SICR (stage 2) and credit impaired exposures (stage 3).

Our audit procedures included, but were not limited to:

- Evaluation of the design and operational effectiveness, by sampling, of relevant internal controls, including controls related to the models, assumptions and methodology used in measuring the allowance for expected credit losses.

- Assessment, with the involvement of our professionals with specialized skills and knowledge in credit risk:

(i) the general methodology for calculating the allowance for expected credit losses.

(ii) of models and modeling techniques by inspecting model documentation to determine whether models are suitable for their intended use.

(iii) the recalculation of PD, EAD and LGD estimates using the Company's historical data and forward-looking information.

(iv) the relevance of macroeconomic variables considered in future scenarios through regression analysis and historical correlation with these indicators.

(v) testing the accuracy of the allocation of stages according to the Company's criteria through independent re-execution of the allocation, by sampling; and

(vi) the recalculation of the provision for expected credit losses, by sampling.

- Assessment whether the disclosures in the consolidated financial statements consider all relevant information.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the allowance for expected credit losses to be acceptable, as well as the respective disclosures, in the context of the consolidated financial statements taken as a whole, referring to the year ended December 31, 2023.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Assessment of the recoverable amount of goodwill
See Notes 1, 4(l), 5(c) and 18 (ii) to the consolidated financial statements
Key Audit Matter	How our audit approached this matter

On December 31, 2023, the Company has intangible assets, which comprise goodwill from investment acquisitions, for which the Company performs impairment tests at least annually or when there are events or circumstances that indicate that the carrying amount exceeds its fair value. The recoverable amounts of Cash Generating Units (CGUs) are calculated based on their value in use, determined by discounting expected future cash flows to be generated by the continued use of the CGUs assets and their final disposal.

Calculating the value in use of CGUs requires the application of methodology and the use of data and significant assumptions used in evaluation models, including discount rate and future growth rate. Future growth assumptions include the projected growth rate and long-term inflation expectations.

We consider the assessment of the recoverable value of goodwill as a key audit matter, since there is subjectivity and complexity in evaluate the methodology, data and significant assumptions used in the assessment of recoverable value of goodwill recorded in the Company’s financial statements.

Our audit procedures included, but were not limited to:

- Evaluation of the design and operational effectiveness of relevant internal controls, including controls related to (i) review of the budget process; (ii) selection, review and approval of the main assumptions used in the analysis; and (iii) review of the calculation methodology for carrying out the impairment test.

- Evaluation, with the involvement of our corporate finance specialists with knowledge and experience in the sector:

(i) the methodology, data and assumptions used to estimate the value in use, comparing it with evaluation practices generally accepted in the market.

(iii) adherence to revised projections in relation to realized cash flows (backtest); and

(iv) the mathematical precision of present value calculations.

- Assessment whether the disclosures in the consolidated financial statements consider all relevant information.

Based on the evidence obtained through the procedures summarized above, we consider the assessment of the recoverable amount of goodwill acceptable, as well as the respective disclosures, in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2023.

Responsibilities of Management and Those Charged with Governance for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries financial reporting process.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Auditors’ Responsibilities for the Audit of the consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.
•	Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 22, 2024

KPMG Auditores Independentes Ltda.

CRC 2SP014428/O-6

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Consolidated Statements of Profit or Loss

For the years ended December 31, 2023 and 2022

(In thousands of U.S. Dollars, except earnings (loss) per share)

	Note	2023	2022

Interest income and gains (losses) on financial instruments	6	6,439,712	3,555,213
Fee and commission income	6	1,589,264	1,237,018
Total revenue		8,028,976	4,792,231
Interest and other financial expenses	6	(2,036,925)	(1,547,903)
Transactional expenses	6	(215,930)	(176,427)
Credit loss allowance expenses	7	(2,285,218)	(1,404,911)
Total cost of financial and transactional services provided		(4,538,073)	(3,129,241)
Gross profit		3,490,903	1,662,990

Operating expenses
Customer support and operations	8	(488,082)	(335,363)
General and administrative expenses (G&A)	8	(1,042,290)	(1,333,267)
Contingent share award (CSA) termination	10b	-	(355,573)
G&A - Others		(1,042,290)	(977,694)
Marketing expenses	8	(171,022)	(152,997)
Other expenses (income)	8	(250,431)	(150,264)
Total operating expenses		(1,951,825)	(1,971,891)

Profit (loss) before income taxes		1,539,078	(308,901)

Income taxes
Current taxes	29	(1,184,230)	(473,345)
Deferred taxes	29	675,682	417,612
Total income taxes		(508,548)	(55,733)

Profit (loss) for the year		1,030,530	(364,634)
Profit (loss) attributable to shareholders of the parent company		1,030,530	(364,578)
Profit (loss) attributable to non-controlling interests		-	(56)

Earnings (loss) per share – Basic	9	0.2175	(0.0780)
Earnings (loss) per share – Diluted	9	0.2121	(0.0780)
Weighted average number of outstanding shares – Basic (in thousands of shares)	9	4,738,841	4,676,977
Weighted average number of outstanding shares – Diluted (in thousands of shares)	9	4,857,579	4,676,977

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income or Loss For the years ended December 31, 2023 and 2022

(In thousands of U.S. Dollars)

	Note	2023	2022

Profit (loss) for the year		1,030,530	(364,634)

Other comprehensive income or loss:
Effective portion of changes in fair value		29,305	(29,795)
Changes in fair value reclassified to profit or loss		(13,018)	18,007
Deferred income taxes		3,616	2,815
Cash flow hedge	19	19,903	(8,973)

Changes in fair value		32,246	(22,053)
Deferred income taxes		(1,950)	(1,986)
Financial assets at fair value through other comprehensive income		30,296	(24,039)

Currency translation on foreign entities		243,853	2,580

Total other comprehensive income that may be reclassified to profit or loss subsequently		294,052	(30,432)

Changes in fair value - own credit adjustment	20	29	2,008
Total other comprehensive income or loss that will not be reclassified to profit or loss subsequently		29	2,008
Total other comprehensive income (loss), net of tax		294,081	(28,424)
Total comprehensive income (loss) for the year, net of tax		1,324,611	(393,058)
Total comprehensive income (loss) attributable to shareholders of the parent company		1,324,611	(393,002)
Total comprehensive income (loss) attributable to non-controlling interests		-	(56)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

(In thousands of U.S. Dollars)

	Note	2023	2022

Assets
Cash and cash equivalents	11	5,923,440	4,172,316
Financial assets at fair value through profit or loss		389,875	133,643
Securities	12	368,574	91,853
Derivative financial instruments	19	20,981	41,485
Collateral for credit card operations	22	320	305
Financial assets at fair value through other comprehensive income		8,805,745	9,947,138
Securities	12	8,805,745	9,947,138
Financial assets at amortized cost		24,988,919	13,684,484
Credit card receivables	13	12,414,133	8,233,072
Loans to customers	14	3,202,334	1,673,440
Compulsory and other deposits at central banks	15	7,447,483	2,778,019
Other receivables	16	1,689,030	521,670
Other financial assets		131,519	478,283
Securities	12	104,420	-
Other assets	17	936,209	541,903
Deferred tax assets	29	1,537,835	811,050
Right-of-use assets		30,459	18,982
Property, plant and equipment		39,294	27,482
Intangible assets	18	295,881	182,164
Goodwill	18	397,538	397,397
Total assets		43,345,195	29,916,559

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

(In thousands of U.S. Dollars)

	Note	2023	2022

Liabilities
Financial liabilities at fair value through profit or loss		242,615	218,174
Derivative financial instruments	19	28,173	9,425
Instruments eligible as capital	20	3,988	11,507
Repurchase agreements		210,454	197,242
Financial liabilities at amortized cost		34,582,759	23,448,892
Deposits	21	23,691,130	15,808,541
Payables to network	22	9,755,285	7,054,783
Borrowings and financing	23	1,136,344	585,568
Salaries, allowances and social security contributions		166,876	90,587
Tax liabilities		1,300,845	511,017
Lease liabilities		36,942	20,353
Provision for lawsuits and administrative proceedings	24	8,082	17,947
Deferred income	25	68,360	41,688
Deferred tax liabilities	29	-	41,118
Other liabilities	26	532,331	636,000
Total liabilities		36,938,810	25,025,776
Equity
Share capital	30	84	83
Share premium reserve	30	4,972,922	4,963,774
Accumulated gains	30	1,276,949	64,577
Other comprehensive income (loss)	30	156,430	(137,651)
Total equity		6,406,385	4,890,783
Total liabilities and equity		43,345,195	29,916,559

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

As of December 31, 2023 and 2022

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total equity
Balances as of December 31, 2022		83	4,963,774	64,577	(108,356)	(7,486)	(22,298)	489	4,890,783
Profit for the year		-	-	1,030,530	-	-	-	-	1,030,530
Share-based compensation, net of shares withheld for employee taxes	10a	-	-	160,309	-	-	-	-	160,309
Shares issued to service providers	30a / 34	-	-	21,533	-	-	-	-	21,533
Shares issued	30b	1	-	-	-	-	-	-	1
Stock options exercised	30b	-	9,148	-	-	-	-	-	9,148
Other comprehensive income, net of tax	30f
Cash flow hedge		-	-	-	-	19,903	-	-	19,903
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	30,296	-	30,296
Currency translation on foreign entities		-	-	-	243,853	-	-	-	243,853
Own credit adjustment		-	-	-	-	-	-	29	29
Balances as of December 31, 2023		84	4,972,922	1,276,949	135,497	12,417	7,998	518	6,406,385

Consolidated Statements of Changes in Equity

As of December 31, 2023 and 2022

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non- controlling interests	Total equity
Balances as of December 31, 2021		83	4,678,585	(128,409)	(110,936)	1,487	1,741	(1,519)	4,441,032	1,509	4,442,541
Loss for the year		-	-	(364,578)	-	-	-	-	(364,578)	(56)	(364,634)
Share-based compensation granted, net of shares withheld for employee taxes	10b	-	-	201,991	-	-	-	-	201,991	-	201,991
Share-based compensation - contingent share award (CSA) termination	10b	-	-	355,573	-	-	-	-	355,573	-	355,573
Stock options exercised	30b	-	4,505	-	-	-	-	-	4,505	-	4,505
Shares issued on business acquisition		-	36,671	-	-	-	-	-	36,671	-	36,671
Shares issued on IPO over-allotment	30c	-	247,998	-	-	-	-	-	247,998	-	247,998
Transactions costs from IPO over-allotment		-	(3,985)	-	-	-	-	-	(3,985)	-	(3,985)
Loss of control of subsidiary		-	-	-	-	-	-	-	-	(1,453)	(1,453)
Other comprehensive income or loss, net of tax	30f
Cash flow hedge		-	-	-	-	(8,973)	-	-	(8,973)	-	(8,973)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	(24,039)	-	(24,039)	-	(24,039)
Currency translation on foreign entities		-	-	-	2,580	-	-	-	2,580	-	2,580
Own credit adjustment		-	-	-	-	-	-	2,008	2,008	-	2,008
Balances as of December 31, 2022		83	4,963,774	64,577	(108,356)	(7,486)	(22,298)	489	4,890,783	-	4,890,783

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(In thousands of U.S. Dollars)

	Note	2023	2022

Cash flows from operating activities
Reconciliation of profit (loss) to net cash flows from operating activities:
Profit (loss) for the year		1,030,530	(364,634)
Adjustments:
Depreciation and amortization	8	62,895	35,581
Credit loss allowance expenses	7	2,487,648	1,440,922
Deferred income taxes	29	(675,682)	(417,612)
Provision for lawsuits and administrative proceedings		17,098	(1,174)
Unrealized losses on other investments		20	848
Unrealized losses on financial instruments		15,885	17,794
Interest accrued		103,572	32,479
Contingent share award (CSA) - termination	10b	-	355,573
Share-based compensation		212,551	253,203
Others		23,056	8,203
		3,277,573	1,361,183

Changes in operating assets and liabilities:
Securities		699,076	(1,102,864)
Compulsory deposits and others at central banks		(4,540,463)	(1,880,347)
Credit card receivables		(7,878,307)	(5,213,669)
Loans to customers		(3,577,534)	(1,889,278)
Other receivables		(1,136,488)	(481,824)
Other assets		(60,982)	(772,415)
Deposits		7,664,820	6,278,088
Payables to network		2,818,592	2,221,037
Deferred income		25,935	11,277
Other liabilities		1,279,987	979,277

Interest paid		(82,904)	(30,935)
Income tax paid		(612,447)	(297,090)
Interest received		3,389,331	1,573,133
Cash flows (used in) generated from operating activities		1,266,189	755,573

	Note	2023	2022
Cash flows from investing activities
Acquisition of property, plant and equipment		(20,243)	(20,001)
Acquisition of intangible assets		(156,760)	(94,305)
Acquisition of subsidiary, net of cash acquired		-	(10,346)
Acquisition of securities - equity instruments		-	(2,500)
Cash flow (used in) generated from investing activities		(177,003)	(127,152)

Cash flows from financing activities
Issuance of shares for over-allotment in IPO		-	247,998
Transactions costs for over-allotment in IPO		-	(3,985)
Payments of securitized borrowings		-	(10,633)
Proceeds from borrowings and financing	23	469,501	581,142
Payments of borrowings and financing	23	(46,501)	(159,983)
Lease payments		(6,933)	(5,005)
Exercise of stock options	30	9,148	4,505
Cash flows (used in) generated from financing activities		425,215	654,039
Change in cash and cash equivalents		1,514,401	1,282,460

Cash and cash equivalents
Cash and cash equivalents - beginning of the year	11	4,172,316	2,705,675
Foreign exchange rate changes on cash and cash equivalents		236,723	184,181
Cash and cash equivalents - end of the year	11	5,923,440	4,172,316
Increase (decrease) in cash and cash equivalents		1,514,401	1,282,460

Non-cash transactions
Olivia's acquisition - share consideration		-	36,671
Shares issued to service providers	30a	21,533	-
Contingent share award (CSA) - termination	10b	-	355,573

The accompanying notes are an integral part of these consolidated financial statements.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Nu Holdings Ltd.

Notes to the Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. OPERATIONS

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities with clients.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU”. The Company holds investments in several operating entities and, as of December 31, 2023, its significant operating subsidiaries were:

●	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account, and participation in other companies as partner or shareholder. Nu Pagamentos has as its primary products: (i) a Mastercard international credit card (issued in Brazil which allows payments for purchases to be made in monthly installments), fully managed through a smartphone app, and (ii) "Conta do Nubank", a 100% digital smartphone app, maintenance-free prepaid account, which also includes features of a traditional bank account, such as electronic and peer-to-peer transfers ("PIX"), bill payments, withdrawals through the 24 Hours ATM network, instant payments, prepaid credit for mobile top ups and prepaid cards similar in functionality to debit cards.
●	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary also domiciled in Brazil, with personal loans and retail deposits as its main products. Nu Financeira offers customers in Brazil the possibility to obtain loans that can be customized in relation to amounts, terms and conditions, number of installments, and transparent disclosure of any charges involved in the transaction, fully managed through the above-mentioned smartphone app. Loan issuance, repayment, and prepayments are available 24/7 through "Conta do Nubank", directly in the app. In addition, Nu Financeira issues the Bank Deposit Receipt (RDB), with daily liquidity and with a defined future maturity date and offered to the Company's customers through the "Conta do Nubank". Nu Financeira also grants credit to Nu Pagamentos credit card holders, due to overdue invoices, bill installments and revolving credit.
●	Nu Invest Corretora de Valores S.A. ("Nu Invest") is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer.
●	Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM") is an indirect subsidiary that executes securities brokerage activities in Brazil.
●	Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera") is an indirect subsidiary domiciled in Mexico. Nu Financiera is engaged in the issuance and administration of credit cards, payment transfers through a prepaid account and offers customers in México the possibility to obtain loans, in addition to offering "Cuenta Nu", a 100% digital account. It commenced operations in the Mexican market in November 2022 and officially launched in December 2022.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

●	Nu Colombia S.A. (“Nu Colombia”) is an indirect subsidiary domiciled in Colombia, with operations related to credit cards, which was launched in September 2020. On August 10, 2022, the Financial Superintendence of Colombia ("SFC") approved the Group's request to incorporate a financing company in Colombia, Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia Financiamiento") ("Incorporation License").

The Company and its consolidated subsidiaries are referred to in these consolidated financial statements as the “Group” or "Nu”.

The business plan of Nu provides for the continued growth of its Brazilian, Mexican, and Colombian operations, not only related to existing businesses, such as credit cards, personal loans, investments, and insurance, but also complemented by the launch of new products. Accordingly, these consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern.

The Company’s Board authorized the issuance of these consolidated financial statements on February 22, 2024.

a) Level III BDRs Program discontinuation

On June 28, 2023 the Securities and Exchange Commission of Brazil ("CVM") Collegiate approved the plan for the discontinuance of the Company's Level III BDRs Program and the cancellation of the Company's registration with the CVM as a foreign public issuer of category "A" securities. The Definition Period for Level III BDRs holders to make their choices among the possible alternatives within the scope of the discontinuity plan was closed on August 11, 2023, and the sale of the Class A Common Shares underlying the BDRs that were held by the holders of the BDRs that, within the scope of the Level III BDRs Program Discontinuance plan, were directed to the Sale Procedures, ended on August 21, 2023.

On September 22, 2023 the Company submitted a request to CVM to cancel the registration of the Level III BDRs Program and, consequently, to cancel Company's registry as a foreign issuer before CVM. On October 31, 2023 the cancellation was approved by CVM.

b) Nucoin

In February of 2023, Nu commenced the distribution of Nucoin, the native blockchain token issued by the Company, designed to support a loyalty network known as the "Nucoin Network'' between Nu and its customers. The long-term objective for Nu is to onboard other sponsoring companies, referred to as "Sponsors", who commit to adopting Nucoin as their loyalty program. These Sponsors will be entitled to a certain number of Nucoins to distribute to their own customer base and will be required to provide incentives and benefits to Nucoin holders, thereby fostering network adoption and enhancing the utility of Nucoin within its communities.

As of December 31, 2023, in addition to the provision for customer crypto safeguard asset and liability from SAB 121, as shown in note 34, the Group had a refund liability of US$9,271 due its commitment to sponsor the liquidity pool pertaining to Nucoins.

c) Contingent share award - Termination

On November 29, 2022, Mr. David Vélez, the Company's Chief Executive Officer, informed the Company of his unilateral decision to terminate the 2021 Contingent Share Award ("CSA"). As a result of the termination, the Company recorded expenses on that date of US$355,573 due to the acceleration of the vesting. After such one-time recognition, the Company no longer accounted for any expense associated with the 2021 Contingent Share Award. The termination did not impact cash flows and no shares were issued under this CSA. Additional information is disclosed on Note 10b.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

d) License to operate as a financial institution in Colombia

Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia Financiamiento") was granted a license to operate as a financial institution in Colombia by the Financial Superintendence of Colombia ("SFC") which came into effect in January, 2024. Nubank plans to introduce "Cuenta Nu" and other products in Colombia.

2. STATEMENT OF COMPLIANCE

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

a) Functional currency and foreign currency translation

i) Nu Holding's functional and presentation currency

Nu Holdings does not have any direct customers and its main direct activities are (i) investing in the operating entities in Brazil, Mexico, Colombia, as well as in other countries, (ii) financing, either equity or debt; and (iii) the payment of certain general and administrative expenses. As a result, these are considered its primary and secondary activities and all of them are substantially based on US Dollars (“US$”), which was selected as the functional and presentation currency of Nu Holdings.

ii) Subsidiary's functional currency

For each subsidiary of the Group, the Company determines the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“functional currency”). Items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of the Brazilian operating entities is the Brazilian Real, the Mexican entities is the Mexican Peso, and the Colombian entity is the Colombian Pesos.

iii) Translation of transactions and balances

Foreign currency transactions and balances are translated in two consecutive stages:

●	Foreign currency transactions are translated to the subsidiaries’ functional currency at the exchange rates at the date of the transactions; and the exchange differences arising on the translation of foreign currency balances to the functional currency are recognized under “Other expenses (income)” in the consolidated statements of profit or loss. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Revenues and expenses are translated using a monthly average exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

●	The financial statements of the subsidiaries held in functional currencies that are not US$ (foreign subsidiaries) are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ is recognized in the consolidated statements of comprehensive income or loss ("OCI") as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

The main criteria applied to the translation of financial statements of foreign subsidiaries to US$ are as follows:

●	assets and liabilities are converted into US$ at the exchange rate at the reporting date;
●	equity is translated into US$ at historical cost;
●	revenues and expenses are translated using a monthly average exchange rate. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the reporting period which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates; and
●	statements of cash flow items are translated into US$ using the monthly average exchange rate unless significant variances occur, when the rate of the transaction date is used instead.

b) New or revised accounting pronouncements adopted in 2023

The following new or revised standards have been issued by IASB, were effective for the period covered by these consolidated financial statements, and had no significant impact.

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);
●	Definition of Accounting Estimates (Amendments to IAS 8); and
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12).

c) Other new standards and interpretations issued but not yet effective

●	Non-current Liabilities with Covenants (Amendments to IAS 1).

Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures, on the consolidated financial statements.

3. BASIS OF CONSOLIDATION

These consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the consolidated statements of profit or loss from the date the Company gains control until the date the Company ceases to control the subsidiary.

The financial information of the subsidiaries was prepared in the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income or loss are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

The subsidiaries below are the most relevant entities included in these consolidated financial statements:

Entity	Control	Principal activities	Functional currency	Country	2023	2022
Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations	BRL	Brazil	100%	100%
Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM")	Indirect	Securities distribution	BRL	Brazil	100%	100%
Nu Invest Corretora de Valores S.A ("Nu Invest")	Indirect	Investment platform	BRL	Brazil	100%	100%
Nu Pay for Business Instituição de Pagamentos Ltda. ("Nu Pay")	Indirect	Payment hub	BRL	Brazil	100%	100%
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera")	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%
Nu Colombia S.A. (“Nu Colombia”)	Indirect	Credit card operations	COP	Colombia	100%	100%

In addition, the Company consolidated the following investment fund for December 31, 2023 and 2022, in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and have the ability to affect those returns through power over the entity:

Name of the entity	Country
Fundo de Investimento Ostrum Soberano Renda Fixa Referenciado DI (“Fundo Ostrum”)	Brazil

Nu Pagamentos, Nu Financeira, Nu DTVM, Nu Invest and Nu Pay, Brazilian subsidiaries, are regulated by Central Bank of Brazil (“BACEN”); Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera"), a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Banking and Stock Commission (“CNBV”); Nu Colombia and Nu Colombia Financiamento, Colombian subsidiaries, are regulated by Industry and Commerce Superintendency and by Financial Superintendence of Colombia ("SFC"); and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the Group.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

4. MATERIAL ACCOUNTING POLICIES

The accounting policies described below have been applied consistently through the years presented in these consolidated financial statements.

a)       Financial instruments

Initial recognition and measurement

Financial assets and liabilities are initially recognized when the Group becomes a party to the contractual terms of the instrument. The Group determines the classification of its financial assets and liabilities at initial recognition and measures a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss ("FVTPL"), transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability.

Transaction costs of financial assets and financial liabilities carried at fair value through profit or loss are expensed in profit or loss. Immediately after initial recognition, an expected credit loss ("ECL") allowance is recognized for financial assets measured at amortized cost and investments in debt instruments measured at fair value through other comprehensive income ("FVTOCI"), if any.

Classification and subsequent measurement

Financial assets and financial liabilities are classified as FVTPL where there is a requirement to do so or where they are otherwise designated at FVTPL on initial recognition. Financial assets and financial liabilities which are required to be held at FVTPL include:

●	Financial assets and financial liabilities held for trading;
●	Debt instruments that do not have solely payments of principal and interest ("SPPI") characteristics. Otherwise, such instruments must be measured at amortized cost or FVTOCI; and
●	Equity instruments that have not been designated as held at FVTOCI.

Financial assets and financial liabilities are classified as held for trading if they are derivatives or if they are acquired or incurred mainly for the purpose of selling or being repurchased in the near-term, or form part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit-taking.

In certain circumstances, other financial assets and financial liabilities are designated at FVTPL where this results in the more relevant information. This may arise because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on a different basis, where the assets and liabilities are managed and their performance evaluated on a fair value basis or, in the case of financial liabilities, where it contains one or more embedded derivatives which are not closely related to the host contract.

The classification and measurement requirements for financial asset debt and equity instruments and financial liabilities are set out below.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Financial assets - debt instruments

Debt instruments are those instruments that meet the definition of financial liability from the issuer's perspective, such as loans and government and corporate bonds.

The classification criteria and subsequent measurement for financial assets depends on the business model for their management and the characteristics of their contractual flows. The business models refer to the way in which the Group manages its financial assets to generate cash flows. In this definition, the following factors are taken into consideration, among others:

●	How key management assess and report on the performance of the business model and the financial assets held in the business model;
●	The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed; and
●	The frequency and volume of sales in previous years, as well as expectations of future sales.

Depending on these factors, the asset can be measured at amortized cost, at fair value with changes in other comprehensive income, or at fair value with changes through profit or loss.

Business model: The business model reflects how the Group manages the assets to generate cash flows and, specifically, whether the Group’s objective is solely to (i) collect the contractual cash flows from the assets or (ii) is to collect both the contractual cash flows and cash flows arising from the sale of the assets. If neither of these is applicable, such as where the financial assets are held for trading purposes, then the financial assets are classified as part of an "other” business model and measured at FVTPL. To assess business models, the Group considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management.

When a financial asset is subject to business models (i) and (ii), the application of the SPPI test is required, as explained below.

Solely Payments of Principal and Interest – SPPI test: Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Group assesses whether the assets’ cash flows represent SPPI. In making this assessment, the Group considers whether the contractual cash flows are consistent with a basic lending arrangement (i.e., interest includes only consideration for the time value of money, credit risk, other basic lending risks, and a profit margin that is consistent with a basic lending arrangement). Where the contractual terms introduce exposure to risk or volatility that is inconsistent with a basic lending arrangement, the related asset is classified and measured at FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are SPPI.

Based on these factors, the Group classifies its instruments into one of the following measurement categories.

Amortized cost:

Financial assets that are held for collection of contractual cash flows where those cash flows represent SPPI, and that are not designated at FVTPL, are measured at amortized cost. The carrying amount of these assets is adjusted by any ECL recognized and measured. Interest income from these financial assets is included in the statement of profit or loss using the effective interest rate method. When estimates of future cash flows are revised, the carrying amount of the respective financial assets or financial liabilities is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognized in the statement of profit or loss.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

FVTOCI:

Financial assets that are both held for collection of contractual cash flows, where those cash flows represent SPPI, and for sale, depending on the Group's best interests, which are not designated at FVTPL, are measured at fair value through other comprehensive income ("FVTOCI"). The carrying amount of these assets is adjusted by any ECL recognized and measured. Interest income from these financial assets is included in the statement of comprehensive income or loss using the effective interest rate method.

FVTPL:

Financial assets that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL, including any debt instruments designated at fair value, is recognized in profit or loss, and presented in the statement of profit or loss in the period in which it arises.

The Group reclassifies financial assets when and only when its business model for managing those assets changes. The reclassification takes place from the start of the first period following the change.

Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated statements of financial position:

●	Cash and cash equivalents;
●	Securities;
●	Collateral for credit card operations;
●	Derivative financial instruments;
●	Compulsory and other deposits at central banks;
●	Credit card receivables and loans to customers;
●	Other financial assets;
●	Other receivables.

Financial liabilities

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as liabilities associated with non-current assets held for sale or they relate to hedging derivatives or changes in the fair value of hedged items in portfolio hedges of interest rate risk, which are reported separately.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Financial liabilities are included for measurement purposes in one of the following categories:

●	Financial liabilities held for trading (at FVTPL): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives not designated as hedging instruments.
●	Financial liabilities designated at FVTPL: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated. This classification is applied to derivatives, financial liabilities held for trading, and other financial liabilities designated as such at initial recognition. The Group has designated the instruments eligible as capital as fair value through profit or loss at its initial recognition. Gains or losses on financial liabilities designated at fair value through profit or loss are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability) and partially in profit or loss (the remaining amount of change in the fair value of the liability).
●	Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated statements of financial position:

●	Derivative financial instruments;
●	Instruments eligible as capital;
●	Repurchase agreements;
●	Deposits;
●	Payables to network;
●	Borrowings and financing, and securitized borrowings.

Credit loss allowance of financial assets

The Group calculates an expected credit loss ("ECL") for its financial assets. This way, ECLs should account for forecast elements such as undrawn limits and macroeconomic conditions that might affect the Group’s receivables.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

The Group calculates different provisions for the financial instruments classified into:

●	Stage 1 - no significant increase in credit risk (“SICR”);
●	Stage 2 - significant increase in credit risk subsequent to recognition; and
●	Stage 3 - credit impaired.

Based on these concepts, Nu’s approach was to calculate ECL through the probability of default ("PD"), exposure at default ("EAD") and loss given default ("LGD") methodology.

Definitions of stages

Stage 1 definition – no significant increase in credit risk

All receivables not classified in stages 2 and 3.

Stage 2 definition – significant increase in credit risk subsequent to recognition

The Group utilizes two guidelines for determining stage 2:

(i)	absolute criteria: the financial asset is more than 30 (thirty) days but less than 90 (ninety) days in arrears; or
(ii)	relative criteria: in addition to the absolute criteria, the Group analyzes monthly the evolution of the risk of each financial instrument, comparing the current behavior score attributed to a given client with the one given in the moment of recognition of the financial asset. The behavior score considers credit behavior variables, such as delinquency in other products and market data about the client.

A cure criteria is adopted for stage 2, considering if the financial asset is no longer meeting the significant increase in credit risk criteria as stated above.

Stage 3 definition – credit impaired

Stage 3 definition follows the definition of default:

(i)	The financial asset is more than 90 (ninety) days in arrears; or
(ii)	There are indicatives that the financial asset will not be fully paid without a collateral or financial guarantee being triggered.

Indication that an obligation will not be fully paid includes forbearance of financial instruments that implies advantages being granted to the counterparty following deterioration in the credit quality of the counterparty.

The group also assumes a cure criteria for stage 3, taking into account triggers that assess the payment capacity of the counterparty such as the percentage of the total debt paid or time threshold meeting the debt current obligations

Lifetime definition

The maximum period over which expected credit losses shall be measured is the maximum contractual period over which the entity is exposed to credit risk. For loan commitments, this is the maximum contractual period over which an entity has a present contractual obligation to extend credit. Thus, for the lending product, the lifetime is straightforward, being equal to the number of months for the remaining loan installments to be defaulted on.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

However, the credit card includes both a loan and an undrawn commitment component and does not have a fixed term or repayment structure. Thus, the period over which to measure expected credit losses are based on historical information and experience about the length of time for related default to occur on similar financial instruments following a significant increase in credit risk.

In turn, a study was conducted for the stage 2 credit cards portfolio tracking over a time period to measure how long it takes for the cumulative default rate to stabilize, understanding this as the moment the entity is not expected to be exposed to credit risk.

Forward-looking – macroeconomic scenarios

The Group calculates the ECL considering the current and future macroeconomic environment. The macroeconomic forecasts are based on market expectations for the main countries the group operates in and include the variables GDP (Growth Domestic Product), inflation, unemployment and basic interest rate. These forecasts are constantly monitored by the Group.

The Group builds models with upside and downside scenarios, which are based on the relationships observed historically with changes in credit risk. The scenarios weighting depends on the Group’s expectations regarding the likelihood of each scenario to occur. The weighting is reviewed whenever there is a substantial change in the economic environment that causes the macroeconomics outlooks’ expectation to be revised.

The probability of occurrence and their severity are factored into the estimation of the ECL final number. This methodology allows a timelier response to changes in local or global macroeconomic trends.

Measuring ECL

The final ECL was calculated using the following parameters:

●	Probability of default (PD): it is the likelihood that a receivable will reach default in a time window. For stage 1 customers, PDs are calculated for the next 12-month period, while for stage 2, the calculation is done through the lifetime of the instrument. For stage 3, PD is considered to be 100% since the credit has already defaulted.

●	Exposure at default (EAD): the discounted balance that, in the event of a default, a customer is expected to have. For revolving facilities, it is a function of the customer’s current limit (total credit exposure) and the expected limit utilization percentage at the moment of default. The expected limit utilization is driven by different customer behavior. In contrast the EAD of a personal loan product is the expected balance value at default after considering the installments payments behavior.

●	Loss given default (LGD): the percentage expected not to be recovered from a defaulted balance. This ratio represents the present value of the expected losses, after all recoveries are accounted for, divided by the defaulted balances.

●	Discount rate: it is the average effective interest rate calculated using historical data.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

The parameters mentioned above are segmented in homogeneous risk groups, determined by internal scoring models, relying on, among others, customer behavioral information, internal and external, including delinquency and credit utilization.

Governance around ECL

The Group’s Credit Risk Team has developed the current ECL method. Monthly results are monitored and discussed in appropriate forums involving credit businesses and finance teams.

The Group assesses the performance of ECL estimations through the following methods:

●	Back testing: running the model at prior reference dates allows the Group to evaluate how the model’s predictions have paired with actual data.
●	Coverage duration: while back testing, the Group analyzes how many months it is covered for losses while provisioning the ECL.

Presentation of allowance for ECL in the consolidated statement of financial position

Loss allowances for ECL are presented in the consolidated statement of financial position as a deduction from the gross carrying amount of the assets. Any excess of the loss allowance over the gross amount is presented as a provision in “Other liabilities”.

Write-off

The Group directly reduces the gross carrying amount of a financial asset when it has no reasonable expectation of recovering it in its entirety or a portion thereof. For unsecured loans, a write-off is taken when all internal avenues of collecting the debt have been exhausted, and the debt is handed over to external collection agencies or the Group has no reasonable expectation of recovering further amounts. All balances are written-off, and are subject to enforcement activity. Contact is made with customers with the aim of achieving a realistic and sustainable repayment arrangement.

Recoveries

Recoveries of credit losses are registered as an income, offset against credit losses, and classified in the consolidated statements of profit or loss as “Credit loss allowance expenses”.

Modifications of financial assets

The factors used by the Company to determine whether there is a substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraint and significant changes to the interest rate, among others.

The major modifications in the Company’s financial assets correspond to changes in contractual cash flows when credit card receivables, current or revolving, are modified to receivables in installments or changes in the installments profile in loans to customers. These modifications occur as a result of commercial restructuring activity or due to the credit risk of the borrower, an assessment must be performed to determine whether the terms of the new agreement are substantially different from the terms of the existing agreement. This assessment considers both the change in cash flows arising from the modified terms as well as the change in overall instrument risk profile.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Where terms are substantially different, the existing receivable will be derecognized and a new one will be recognized at fair value, with any difference in valuation recognized immediately within the statement of profit or loss, subject to observability criteria. Where terms are not substantially different, the receivables carrying value will be adjusted to reflect the present value of modified cash flows discounted at the original effective interest rate, with any resulting gain or loss recognized immediately within the statement of profit or loss.

For ECL purposes, any modification that implies a forbearance will be recognized as stage 3. A forbearance implies advantages being granted to the counterparty as a result of deterioration in the credit quality of the counterparty. For this definition, the following are considered advantages (i) any material discounts applied to the current obligation and (ii) changes in prices that do not represent the customer credit risk profile.

Derivative financial instruments

Derivatives are contracts or agreements whose value is derived from one or more underlying indexes or asset values inherent in the contract or agreement, which require little or no initial net investment and are settled at a future date. Transactions are undertaken in interest rate, cross-currency, and other index related swaps and forwards.

Derivatives are held for risk management purposes and are classified as held for trading unless they are designated as being in a hedge accounting relationship. Derivatives are recognized initially at cost (on the date on which a derivative contract is entered into) and are subsequently re-measured at its fair value. Fair values of exchange-traded derivatives are obtained from quoted market prices. Fair values of over-the-counter derivatives are estimated using valuation techniques, including discounted cash flow and option pricing models.

A derivative contract is presented as an asset or as a liability according to its fair value at the reporting date, except where netting is permitted. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments and, if the latter, the nature of the risks being hedged. Gains and losses from changes in the fair value of derivatives held for trading are recognized in the consolidated statements of profit or loss and included within “Interest income and gains (losses) on financial instruments”.

Hedge accounting

The Group applies hedge accounting to represent the economic effects of its risk management strategies. At the time a financial instrument is designated as a hedge (i.e., at the inception of the hedge), the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), its risk management objective and strategy for undertaking the hedge. The documentation includes the identification of each hedging instrument and the respective hedged item, the nature of the risk being hedged and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is to be assessed. Accordingly, the Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be highly effective in offsetting changes in the fair value attributable to the hedged risk during the period that the hedge is designated.

A hedge is usually regarded as highly effective if, at inception and throughout its life, the Group can expect, and actual results indicate, that changes in the fair value or cash flow of the hedged items are effectively offset by changes in the fair value or cash flow of the hedging instrument. If, at any point, it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the derivatives may be designated as either: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecast transaction (cash flow hedges); or (iii) a hedge of a net investment in a foreign operation (net investment hedges). The Group applies cash flow hedge accounting in the subsidiary Nu Pagamentos that is exposed to foreign currency risk (dollar and euro) on forecast transactions, as described below.

(i) Cash flow hedge accounting - The effective portion of changes in the fair value of qualifying cash flow hedges are recognized in other comprehensive income or loss in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognized immediately in the statement of profit or loss. Amounts accumulated in equity are reclassified to the statement of profit or loss in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the statement of profit or loss when the forecast transaction is ultimately recognized in the statement of profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of profit or loss. The Group is exposed to foreign currency risk on forecast transactions, mainly expenses related to the cost of services, administrative expenses and intercompany expenses.

(ii) Portfolio Hedge - The Group holds portfolios of customers’ lending and refinancing of credit cards receivables at fixed interest rates, which creates market risk due to changes of the Brazilian interbank deposits’ (CDI) benchmark rate. Thus, to protect the fixed rate risk from CDI variation, the Group entered into future DI contracts to offset the market risk, and applied hedge accounting aiming to eliminate differences between the accounting measurement of its derivatives and hedged items which are adjusted to reflect changes in CDI.

The Group’s overall hedging strategy is to reduce fair value changes of a portion of the fixed rate portfolio. As such, in order to reflect the dynamic nature of the hedged portfolio, the strategy is to rebalance the future DI contracts and evaluate the allocated amount by the credit portfolio. Additionally, ineffectiveness could arise from the disparity between expected and actual prepayments (prepayment risk).

In accordance with its hedging strategy, the Group calculates the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitors in a timely manner the hedge relationship, providing any rebalancing if needed. The need for the purchase or sale of new future DI contracts will be assessed, to counterbalance the hedged item’s market value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined in the hedge documentation.

The effectiveness test for the hedge is done in a prospective and retrospective way. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged item and on the hedge instrument market value. For the retrospective test, the market-to-market value change since the inception of the hedged item is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in the consolidated statement of profit or loss in "Interest income and gains (losses) on financial instruments - financial assets at fair value". In addition, the cumulative change in the fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in the consolidated statement of financial position.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

(iii) Hedge of corporate and social security taxes over share-based compensation - The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at Restricted Stock Units (RSU) vesting or Stock Options (SOP) exercise from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure hence the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining or updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group under hedges the exposure to reduce the risk of ineffectiveness. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payable for corporate and social security taxes, therefore there is no expectation for a mismatch to exist between the hedged item and hedging instrument at maturity other than the SOFR.

Offsetting financial assets and liabilities

Financial asset and liability balances, including derivatives, are offset (i.e., reported in the statements of financial position at their net amount) only if the Group entities have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The Group has not offset financial assets or liabilities.

b)       Fair value

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

●	Level 1: Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Valuation is based on observable market-based inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3: Valuation is generated from techniques that use significant assumptions, not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies, or similar techniques.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value.

Valuation techniques include net present value and discounted cash flow models, comparison with similar instruments for which observable market prices exist, Black-Scholes pricing model and other valuation models. Assumptions and inputs used in valuation techniques include risk-free and benchmark interest rates, credit spreads and other inputs used in estimating discount rates. The availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with determining fair values.

Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value.

Significant judgment may be required to determine whether certain financial instruments measured at fair value are classified as Level 2 or Level 3. In making this determination, the Group considers all available information that market participants use to measure the fair value of the financial instrument, including observable market data, and Group’s understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

The Group has in place controls to ensure that the fair value measurements are appropriate and reliable, including review and approval of new transaction types, price verification, and review of valuation judgments, methods, models, process controls, and results.

The financial instruments measured at fair value at the reporting date by the level in the fair value hierarchy are disclosed in note 28.

c)       Accounting for acquisitions

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date at fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value, if any, or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances, and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity.

d)       Revenue recognition

Interest income and gains (losses) on financial instruments

Interest income on loans, credit card operations (revolving and interest-bearing installment transactions) and short-term investments are calculated using the effective interest method, which allocates interest, and direct and incremental fees and costs over the expected lives of the assets. For the revolving balances, the interest is calculated from the due date of the credit card bill that was not fully paid. Gains (losses) on financial instruments comprises the changes in fair value recognized in the statement of profit or loss.

Fee and commission income

Fee and commission income are shown net of federal revenue taxes. The underlying principle applied in revenue recognition is to recognize revenue as the Group transfers goods or services to customers at an amount that the Group expects to be entitled to in exchange for those goods or services.

i)	Interchange fees

Interchange fees represent revenues to authorize and provide settlement on credit and debit card transactions processed through the Mastercard networks and are determined as a percentage of the total payment processed. Interchange fees, net of Rewards revenues, are recognized and measured upon recognition of the transaction with the interchange networks, when performance obligation is considered satisfied. The interchange rates agreed with Mastercard are fixed and are dependent on the segment of each merchant. Amount due from Mastercard related to the interchange income is withheld from the amount to be paid to Mastercard.

ii)	Rewards revenues

Reward revenue comprises revenues related to the Nu’s Rewards subscription fee and the related interchange fee, initially apportioned in accordance with the relative stand-alone selling prices of the performance obligation assumed, as described below in item “Deferred income”. It is recorded in the income statement when the performance obligation is satisfied, which is when the reward points are redeemed by the customers.

iii)	Recharge fees

Recharge fees are recognized at the date the customers acquire the right to the telecom services and comprises the selling price of telecom prepaid cards to customers, net of its acquisition costs.

e)               Cash and cash equivalents

Cash and cash equivalents include (i) bank deposits in local institutions and abroad and highly liquid short-term investments with original maturities up to 90 days, convertible into a known amount of cash, subject to insignificant risk of change in value and used for cash management of short-term commitments and not for investment and financing purposes; and (ii) balances with central banks which are part of the Group’s liquidity management activities.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

f)        Credit card receivables

Credit card receivables are reported at their amortized cost, net of the credit card ECL allowance.

Chargebacks refer to the amounts disputed by clients generally due to fraud transactions on the Mastercard network process. Losses are recorded based on the estimated amount expected to be reduced from the Group’s client’s receivables when the event impacting the client occurred on activities that the Group is responsible for on the referred network.

g)       Loans to customers

Loans to customers are related to Nu’s unsecured and secured lending products. Loans are reported at their amortized cost, which is the outstanding principal balance, adjusted for any unearned income, unamortized deferred fees and costs, unamortized premiums and discounts, and charge-offs. Loans are reported net of the estimated uncollectible amount (loan ECL allowance).

h)       Compulsory and other deposits at central banks

Compulsory deposits and reserves are the amount required by the Central Bank of Brazil (BACEN) based on the amount of Bank certificate of deposit (CDB) and Bank Receipt of Deposits (RDB) held by Nu or to support instant payments operations (PIX).

i)         Leasing

The Group as a lessee

For any new contracts entered on or after January 1, 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as “a contract, or part of a contract, which conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration”. To apply this definition, the Group assesses whether the contract meets three criteria, which are whether:

●	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
●	the Group has the right to obtain all of the economic benefits from use of the identified asset throughout the period of use substantially, considering its rights within the defined scope of the contract; and
●	the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

The Group recognizes lease liabilities as those which correspond to the total future payment at present value of the future lease payments with a discounted rate and a right-of-use assets, measured initially at cost value.

Subsequently, the asset is reduced by the accumulated depreciation and any impairment losses or re-measurement, when applicable. The liability is reduced by the payments made and by the interest on the payment flows.

The accumulated depreciation and impairment losses are classified as "General and administrative expenses" in the consolidated statement of profit or loss.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Measurement and recognition of leases as a lessee

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee, and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is re-measured to reflect any reassessment or modification, or if there are changes on in-substance fixed payments.

When the lease liability is re-measured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

j)     Property, plant and equipment and intangible assets

Property, plant, and equipment are measured at historical cost less accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the asset and are depreciated from the date they are available for use. Depreciation is calculated to amortize the cost of items of property, plant, and equipment less their estimated residual values using the linear method based on the useful economic life of the items and is reviewed annually and adjusted prospectively if appropriate.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Intangible assets, including software and other assets, are recognized if they arise from contractual or other legal rights or if they are capable of being separated or divided from the Group and sold, transferred, licensed, rented, or exchanged. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives and are annually evaluated for impairment, or whenever events or changes in circumstances indicate the existence of an impairment.

Directly attributable expenditures related to internally generated intangible assets, mainly related to the development of new features and/or products, are capitalized from the date on which the entity is able to demonstrate, among others, its technical feasibility, intention to complete, ability to use and can reasonably demonstrate probable future economic benefits.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Expenditures for improvements in third-party real estate are amortized over the term of the property lease.

The useful life of property, plant, and equipment and intangible assets items are as follows:

Furniture and other office equipment	10 years
Computer equipment	5 years
Software and internally developed assets	5 years

Intangible assets arising from business combinations have specific useful lives, determined during purchase price allocation procedures.

k)       Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for any non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

Goodwill is not amortized but is tested for impairment annually or more frequently if adverse circumstances indicate that it is more likely than not that the carrying amount exceeds its fair value. These indicators could include a sustained, significant decline in the Company’s stock price, a decline in expected future cash flows, significant disposition activity, a significant adverse change in the economic or business environment, and the testing for recoverability of a significant asset group, among others.

l)         Impairment of non-financial assets

Annually, or more frequently when events or changes in circumstances dictate, property, plant and equipment and intangible assets with a defined useful life are assessed for indicators of impairment. If indications are present, these assets are subject to an impairment review.

The carrying values of property, plant and equipment, goodwill and other intangible assets are written down by the amount of any impairment and the loss is recognized in the statement of profit or loss in the period in which it occurs. A previously recognized impairment loss relating to property, plant and equipment and intangible assets may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the property, plant, and equipment and intangible assets recoverable amount. The carrying amount of the property, plant and equipment and intangible assets will only be increased up to the amount that would have been had the original impairment not been recognized.

m)     Other assets

Other assets include the amount of assets not recorded in other items, including prepaid expenses and deferred expenses. Deferred expenses are mostly related to certain issuance costs incurred on the credit and debit card operations, such as embossing and shipping costs, among others. Card issuance costs are amortized over the card's expected life, adjusted for any cancellations.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

n)       Deposits

Corresponds to amounts deposited by customers mainly in:

(i)	“Conta do Nubank”;
(ii)	Bank Receipt of Deposits ("RDB") and Linked Bank Receipt of Deposits (“RDB-V”);
(iii)	Time deposits;
(iv)	Bank certificate of deposit (CDB); and
(v)	Other deposits.

For those deposits, the interest expense is recognized using the effective interest rate method.

o)       Payables to network

Payables to networks correspond to financial liabilities recognized at amortized cost to be paid through clearing houses to the credit card brand Mastercard and to other clearing houses that are also part of the credit card network.

p)       Borrowings and financing

Correspond to borrowings obtained with third parties that are initially recognized at cost and subsequently at amortized cost using the effective interest rate.

q)       Deferred income

Primarily comprises revenues related to the rewards program which is initially apportioned, from the interchange and reward fees charged to customers, in accordance with the relative stand-alone selling prices of the performance obligation assumed. The revenues apportioned are recorded as deferred income until it is recorded in the income statement when the performance obligation is satisfied. Deferred income also contains amounts related to the rewards fees which are paid annually or monthly by customers until they are earned by the Group and are included on the rewards revenue apportion calculation.

The Group evaluates the deferred income amount and the assumptions based on developments in redemption patterns, changes to the terms and conditions of the rewards program and other factors.

r)        Provisions and contingent assets and liabilities

Provisions are accounted to cover present obligations at the reporting date arising from past events which could give rise to a loss for the Group, which is considered probable to occur and certain as to its nature but uncertain as to its amount and/or timing.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Contingent liabilities also include possible obligations of the Company and its subsidiaries for which it is not probable that an outflow of resources embodying economic benefits will be required to settle them and, therefore, the Group does not recognize a liability. Instead, the Group discloses in the financial statements the contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Contingent assets are not recognized in the consolidated statement of financial position or in the consolidated statement of profit or loss, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

These consolidated financial statements include all the material provisions with respect to which it is considered that it is probable to occur and to be settled. Provisions are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at each reporting period and are fully or partially reversed when such obligations cease to exist or are reduced.

s)       Provision for lawsuits and administrative proceedings

The Company and its subsidiaries are subject to certain court and administrative proceedings arising from the ordinary course of their operations. Those proceedings are classified according to their likelihood of loss as:

●	Probable: liabilities are recognized on the consolidated statements of financial position as “provision for lawsuits and administrative proceedings”;
●	Possible: disclosed in the financial statements, but for which no provision is recognized; and
●	Remote: require neither provision nor disclosure on the financial statements.

The amount of judicial deposits is adjusted in accordance with current legislation and recognized in the other assets.

t)        Other liabilities

Other liabilities include the balances of any other liabilities not included in other categories.

u)       Share premium reserve

Share premium is the difference between the fair value of the consideration receivable for the issue of shares and the nominal value of the shares. The share premium account can only be used for limited purposes.

v)       Share-based payments

The Group maintains a long-term incentive plan, structured through grants of Stock Options (“SOPs”), Restricted Stock Units (“RSUs”) and awards linked to market conditions ("Awards"). The objective is to provide to the Group's employees the opportunity to become shareholders of the Company, creating greater alignment of the interests of key employees with those of shareholders and allowing the Group to attract and retain key employees. These share-based payments are classified as equity-settled share-based payment transactions.

Share-based payments expenses are recorded based on the fair value at the grant date. Following the Initial Public Offering ("IPO") that took place in December 2021, the fair value is determined based on the publicly traded share price, and before that date, it was estimated using different valuation models. Significant judgment is required when determining the inputs into the fair value model. The fair values of SOPs, RSUs and Awards granted are recognized as an expense over the period in which they vest for SOP and RSUs or expected to vest for Awards. The vesting requirements are basically related to the passage of time for SOPs and RSUs and market conditions and passage of time for Awards. The Group recognizes the expenses considering the individual vesting tranches of the SOPs and RSUs.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

The Group revises its estimate of the number of SOPs and RSUs that will vest based on the historical experience at each reporting period. The Group recognizes the impact of the revision to original estimates, if any, in the statement of profit or loss and the accumulated loss reserve in equity. The Awards' expected vesting period is not subsequently revised, and the expenses are recorded irrespective of whether that market condition is satisfied.

w)      Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are incurred as an expense as the corresponding service is provided. The liability is recognized for the amount expected to be paid for the short-term if there is a present legal or constructive obligation to pay and if the amount can be estimated reliably.

x)       Income taxes, including deferred taxes

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognized as an expense in the period in which profits arise. The tax expense represents the sum of the income tax currently payable and deferred income tax.

Nu Holdings is incorporated in the Cayman Islands which does not impose corporate income taxes or tax capital gains. In Brazil, the country in which the Group’s most significant subsidiaries operate, income tax is comprised of IRPJ (income tax for companies) and CSLL (social contribution on profits), with rates as shown below.

Tax	Rate (2023)	Rate (2022)
Income tax - IRPJ	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year
Social contribution - CSLL	15%	15% until July/2022 and 16% between August and December/2022

Taxable profit differs from net profit as reported in the statement of profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Current tax liability for the current or prior period is measured at the amount expected to be paid to the tax authorities. The Group considers whether it is probable that a taxation authority will accept an uncertain tax treatment. If the Group considers probable that the taxation authority will accept an uncertain tax treatment, the Group determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. When the Group concludes that it is not probable that the taxation authority will accept an uncertain tax treatment, the effect of uncertainty is reflected in determining the related taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates using either of the following methods:

●	the most likely amount - the single most likely amount in a range of possible outcomes or;
●	the expected value - the sum of the probability-weighted amounts in a range of possible outcomes.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Deferred income tax is the tax expected to be payable or recoverable on income tax losses available to carry forward and on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. It is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all temporary taxable differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the assets may be utilized as they reverse.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realized based on rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the statement of profit or loss, except when it relates to items recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity.

The Group reviews the carrying amount of deferred tax assets at each balance sheet date and reduces it to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax relating to fair value re-measurements of financial instruments accounted for at FVTOCI and cash flow hedging instruments is charged or credited directly to other comprehensive income and is subsequently recognized in the statement of profit or loss when the deferred fair value gain or loss is recognized in the statement of profit or loss.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

y)       Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year, which excludes treasury shares.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with potentially dilutive ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all potentially dilutive ordinary shares.

5. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates, and estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

a)	Credit losses on financial instruments for credit card receivables and loans to customers

The Group recognizes a loss allowance for expected credit losses on credit cards, loans receivables that represents management’s best estimate of allowance as of each reporting date.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses ("ECL") allowance methodology are:

a)	Definition of default;
b)	Forward-looking information used for the projection of macroeconomic scenarios;
c)	Probability weights of future scenarios;
d)	Definition of significant increase in credit risk and lifetime; and
e)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On December 31, 2023, the probability weighted ECL allowance for credit card and lending totaled US$2,608,403 of which US$2,096,269 related to credit card operations and US$512,134 to loans. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the carrying amount of the credit loss allowance is determined based on the weighted average of these scenarios. The table below illustrates the ECL that would have arisen if management had applied the weighted average of these three macroeconomic scenarios and a 100% weighting to each macroeconomic scenario.

	Weighted average	Upside	Base case	Downside

Credit card and lending ECL	2,608,403	2,446,692	2,590,188	2,851,959

b) Share-based payments

The Group measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the ordinary share on the grant date. Following the IPO, the fair value is determined based on the publicly traded share price. Prior to the IPO, estimating the fair value of share-based payment transactions required determining the most appropriate valuation model to the ordinary share, options and other awards issued linked to the ordinary shares, which depended on the terms and conditions of each grant. The valuation of the ordinary shares considered one or a combination of a discounted cash flow model ("CFM") and a reverse option pricing model ("OPM") and was based substantially on the previous preferred share price transactions. The estimate of the share-based payment cost also requires determining other significant inputs to the models to value the SOPs, RSUs and Awards, including the expected term, volatility and dividend yield for the Black-Scholes model applied to the SOPs, achievement of the market conditions to the Awards, and discount rates.

Key areas of judgment

Before the IPO date, the fair values of the SOPs, RSUs and Awards took into account, among other things, contract terms and observable market data, which included a number of factors and judgments from management, as disclosed in note 10. In exercising this judgment, a variety of tools were used including proxy observable data, historical data, and extrapolation techniques. Extrapolation techniques consider behavioral characteristics of equity markets that had been observed over time, and for which there was a strong case to support an expectation of a continuing trend in the future. Estimates were calibrated to observable market prices when they become available.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

The Group believes its valuation methods are appropriate and consistent with other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of the SOPs, RSUs and Awards could result in different estimates of fair value.

The Group has made assumptions to determine the forfeiture rate which pertains to the estimated portion of share-based payment awards that will ultimately be forfeited or canceled due to employees leaving the company before the completion of the vesting period.

The determination of the forfeiture rate involves judgment based on various factors, including historical employee turnover rates, external economic and industry-specific factors. However, estimating the forfeiture rate is inherently uncertain and subject to risks and uncertainties beyond our control.

c) Goodwill impairment analysis

For the purposes of impairment testing, goodwill was allocated to the investment activities cash-generating unit ("CGU"). Impairment tests were performed on September 30, 2023 and no adjustment to the recoverable amount for the goodwill was recorded since the recoverable amounts of CGU were determined to be higher than its carrying amount.

The recoverable amounts for the CGU have been calculated based on their value in use, determined by discounting the future cash flows expected to be generated from the continuing use of the CGUs’ assets and their ultimate disposal.

Key areas of judgment

The values assigned to the key assumptions represent management’s assessment of future trends in the relevant sector and have been based on historical data from both external and internal sources.

The discount rate used was the cost of equity for business in Brazil where the activities from the acquired entities are concentrated. Cash flow projections for the Investments activities CGU were included in the discounted cash flow model. A long-term growth rate was used to extrapolate the cash flows beyond these periods. The growth rate into perpetuity has been determined as the currently expected long term inflation rate for Brazil.

Revenue growth was projected considering the average growth levels experienced over the past five years and the estimated growth for the next five years. Budgeted profit before taxes, depreciation and amortization was based on expectations of future outcomes considering past experience, adjusted for the anticipated revenue growth. These key assumptions may change as economic and market conditions change.

The estimated recoverable amount of all CGUs exceeded their carrying amount on September 30, 2023. The carrying amount and main assumptions used in determining the recoverable amounts are:

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

CGU	Carrying amount (US$ million)	Goodwill (US$ million)	Discount rate (%)	Growth rate (%)
Investments activities CGU	528.2	381.2	15.4	3.5

d) Provision for lawsuits and administrative proceedings

The Group and its subsidiaries are parties to lawsuits and administrative proceedings. Provisions are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss considers available evidence, the hierarchy of laws, former court decisions, and their legal significance, as well as legal counsel’s opinion.

The provision mainly represents management’s best estimate of the Group’s future liability in respect of civil and labor complaints. Significant judgment by management is required in determining appropriate assumptions, which include the level of complaints expected to be received, of those, the number that will be upheld, and redressed (reflecting legal and regulatory responsibilities, including the determination of liability and the effect of the time bar). The complexity of such matters often requires the input of specialist professional advice in making assessments to produce estimates.

The amount that is recognized as a provision can also be susceptible to the assumptions made in calculating it. This gives rise to a broad range of potential outcomes that require judgment in determining an appropriate provision level. The Group believes its valuation methods of contingent liabilities are appropriate and consistent through the periods. Management believes that, due to the current quantity of claims and the total amount involved, if different assumptions were used no material impact on the provision would occur.

e) Fair value of financial instruments

The fair value of financial instruments, that can include derivatives that are not traded in active markets and convertible embedded derivatives, is calculated by the Group by using valuation techniques based on assumptions that consider market information and conditions.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value.

Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value. Management’s significant judgment may be required to determine whether certain financial instruments measured at fair value are classified as Level 2 or Level 3. For this determination, the Group considers all available information that market participants use to measure the fair value of the financial instrument, including observable market data, indications of market liquidity and orderliness, and the understanding of the valuation techniques and significant inputs used.

Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

More information about the significant unobservable inputs and other information are disclosed in note 28.

f) Blockchain token accounting

Currently, there is no specific guidance provided by IFRS or any alternative accounting framework regarding the accounting treatment of the internally generated blockchain token issued by the Company ("Nucoin Network") associated with a liquidity pool and loyalty network. Consequently, Management has had to exercise significant judgment in determining the appropriate accounting treatment.

Exercise of judgment was relevant in applying the accounting framework to token issuance to customers and their sales and acquisitions from the liquidity pool, taking into account the Company's limited commitment to support the liquidity pool and to evaluate present and/or constructive obligations. Additionally, judgment was crucial in determining when to recognize a performance obligation due to the delivery and stacking of tokens to customers and assessing the valuation of the obligation.

6. INCOME AND RELATED EXPENSES

a) Interest income and gains (losses) on financial instruments

	2023	2022
Interest income – credit card	2,521,892	1,014,875
Interest income – lending	1,650,321	932,196
Interest income – other assets at amortized cost	851,237	388,736
Interest income – other receivables	398,536	161,004
Interest income and gains (losses) on financial instruments at fair value	1,017,726	1,058,402
Financial assets at Fair value	973,029	1,087,619
Other	44,697	(29,217)
Total interest income and gains (losses) on financial instruments	6,439,712	3,555,213

The interest income presented above from credit card, lending, other assets at amortized cost and other receivables represents interest revenue calculated using the effective interest method. Financial assets at fair value comprises interest and the fair value changes on financial assets at fair value.

b) Fee and commission income

	2023	2022
Interchange fees	1,187,857	917,373
Late fees	180,688	104,499
Recharge fees	48,711	77,469
Rewards revenue	24,313	22,438
Other fee and commission income	147,695	115,239
Total fee and commission income	1,589,264	1,237,018

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group. Recharge fees comprise the selling price of telecom prepaid credits to customers, net of acquisition costs.

c) Interest and other financial expenses

	2023	2022
Interest expense on deposits	1,723,839	1,407,898
Other interest and similar expenses	313,086	140,005
Interest and other financial expenses	2,036,925	1,547,903

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

d) Transactional expenses

	2023	2022
Bank slip costs	23,953	33,963
Rewards expenses	58,304	42,422
Credit and debit card network costs	52,199	54,987
Other transactional expenses	81,474	45,055
Total transactional expenses	215,930	176,427

Transactional expenses comprise all the costs that are directly attributable to the payment network cycle. Payment network cycle costs include amounts related to data processing, payment scheme license fees, losses from chargeback relating to the credit and debit card transactions, costs relating to the rewards program to fulfill the use of the points by customers, and other costs related to the connection to the payment.

Credit and debit card network costs are related to the payment programs license, which is a variable fee paid to Mastercard and other card programs to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, fees related to chargeback restatements and royalties.

7. CREDIT LOSS ALLOWANCE EXPENSES

	2023	2022
Net increase of loss allowance (note 13)	1,849,706	939,079
Recovery	(158,747)	(31,491)
Credit card receivables	1,690,959	907,588

Net increase of loss allowance (note 14)	634,356	501,843
Recovery	(43,683)	(4,520)
Loans to customers	590,673	497,323

Net increase of loss allowance (note 16)	1,417	-
Recovery	-	-
Other receivables	1,417	-

Other financial assets allowance expenses (note 12)	2,169	-
Securities	2,169	-
Total	2,285,218	1,404,911

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

8. OPERATING EXPENSES

	2023
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses (income)	Total

Infrastructure and data processing costs	186,651	174,557	-	-	361,208
Credit analysis and collection costs	89,293	41,316	-	-	130,609
Customer services	80,866	7,491	-	-	88,357
Salaries and associated benefits	72,478	300,559	20,994	-	394,031
Credit and debit card issuance costs	27,137	55,396	-	-	82,533
Share-based compensation (note 10a)	2,770	251,769	1,075	-	255,614
Specialized services expenses	-	61,404	-	-	61,404
Other personnel costs	15,675	46,251	2,298	-	64,224
Depreciation and amortization	13,072	49,823	-	-	62,895
Marketing expenses	-	-	146,655	-	146,655
Others (i)	140	53,724	-	250,431	304,295
Total	488,082	1,042,290	171,022	250,431	1,951,825

(i) "Others" mainly includes federal taxes on financial income, taxes related to international transactions and foreign exchange rate variation.

	2022
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses (income)	Total

Infrastructure and data processing costs	132,163	144,341	-	-	276,504
Credit analysis and collection costs	54,239	39,773	-	-	94,012
Customer services	74,438	9,559	-	-	83,997
Salaries and associated benefits	48,661	275,117	15,430	-	339,208
Credit and debit card issuance costs	13,174	43,689	-	-	56,863
Share-based compensation (note 10a)	-	286,450	-	-	286,450
Specialized services expenses	-	39,842	-	-	39,842
Other personnel costs	8,553	41,494	1,425	-	51,472
Depreciation and amortization	3,965	31,616	-	-	35,581
Marketing expenses	-	-	136,142	-	136,142
Others (i)	170	65,813	-	150,264	216,247
Subtotal	335,363	977,694	152,997	150,264	1,616,318
Share-based compensation - contingent share award termination (10b) (ii)	-	355,573	-	-	355,573
Total	335,363	1,333,267	152,997	150,264	1,971,891

(i) "Others" mainly includes federal taxes on financial income, taxes related to international transactions and foreign exchange rate variation.

(ii) The termination of the 2021 Contingent Share Award resulted in a one-time, non-cash recognition of expenses in the total amount of US$355,573 in the fourth quarter of 2022.

Infrastructure and data processing costs include technology, non-capitalized software costs, and other related costs, primarily related to the cloud infrastructure used by the Group and other software used in the service of the customers. These costs associated exclusively with customer’s transactions are presented as “Customer support and operations” and the remaining costs as “General and Administrative expenses”. The software costs related to developing new modules are recognized as intangible assets.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Credit analysis and collection costs include fees paid to the credit bureaus and costs related to collection agencies. The credit analysis costs associated with the initial credit analysis of an applicant is presented as “General and administrative expenses” and the remaining is presented as “Customer support and operations”.

Customer services primarily include costs with customer services provided by service providers. These costs exclusively related to acquisition of new clients are presented as “General and administrative expenses” and all others are presented as “Customer support and operations”.

Salaries and associated benefit expenses for customer services employees not associated with the acquisition of new clients is presented as “Customer support and operations” and salaries and associated benefit expenses for marketing employees is presented as “Marketing expenses”. All activities from other employees and the activities related to acquisition of new clients performed by customer service employees is presented as “General and administrative expenses”.

Credit and debit card issuance costs include printing, packing, shipping costs and other costs. Costs related to the first issued card to a customer are initially recorded as a “Deferred expenses” asset included in “Other assets” and then amortized. The amortization related to the first card of the customer is presented as “General and administrative expenses” and the remaining costs, including the ones related to subsequent cards, are presented as “Customer support and operations”.

9. EARNINGS (LOSS) PER SHARE

	2023	2022

Earnings (loss) attributable to shareholders of the parent company	1,030,530	(364,578)
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,738,841	4,676,941
Adjustment for the basic earnings per shares:
Deferred M&A shares that will be issued solely based on the passage of time	-	36
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,738,841	4,676,977
Adjustment for the diluted earnings per share:
Share based payment	112,823	-
Business acquisition	5,915	-
Total weighted average of ordinary outstanding shares for diluted EPS (in thousands of shares)	4,857,579	4,676,977
Earnings (loss) per share – basic (US$)	0.2175	(0.0780)
Earnings (loss) per share – diluted (US$)	0.2121	(0.0780)
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	4,143	184,362

The Company has instruments that will become common shares upon exercise, acquisition, conversion (SOPs and RSUs described in note 10), or satisfaction of specific business combination conditions. The effects of the potential antidilutive instruments were calculated using the treasury stock method and are included in the total weighted average of ordinary outstanding shares for diluted EPS if the effects are considered dilutive. The antidilutive instruments not considered in the weighted number of shares, for the periods presenting negative results, correspond to the total number of shares that could be converted into ordinary shares.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

10. SHARE-BASED PAYMENTS

a)	Share-settled awards

The Group’s employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (Stock Options – “SOPs”), receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to the SOPs and RSUs granted is recognized in the statement of profit or loss over the period that the employee provides services and according to the vesting conditions. The Group has also issued Awards in 2020 and 2021 that grant shares upon the achievement of market conditions related to the valuation of the Company, and also the passage of time for the Awards issued in 2021. RSUs incentive was implemented in 2020 and is the main incentive since then.

At the end of 2016, the subsidiary Nu Pagamentos transferred its SOP plan to its indirect parent company, Nu Holdings, which became the issuer of the SOPs to all its subsidiaries under the program. The strike price of the options was determined in R$ until the transfer of the plan to Nu Holdings and thereafter in US$, accompanying the functional currency of the issuer. The plan was initially approved by the Board of Directors of Nu Pagamentos in July 2013. On January 30, 2020, Nu Holdings approved its Omnibus Incentive Plan which included the issuance of RSUs.

SOPs and RSUs are issued as part of the performance cycle and as a signing bonus. Over time, SOPs and RSUs have been issued with different vesting periods. Once vested, the options can be exercised up to 10 years after the grant date.

The overall cost of the grants is calculated using the number of SOPs and RSUs expected to vest and their fair values at the date of the grant. The number of SOPs and RSUs expected to vest considers the likelihood that service conditions included in the terms of the awards will be met and it is based on historical and future prospective forfeiture. Failure to meet the vesting condition is treated as a forfeiture, resulting in a true-up for the costs and no further recognition of the expense.

The fair value of SOPs granted is determined based on a Black-Scholes option-pricing model. The Black-Scholes option-pricing model considers the exercise price of the option, the share price at the grant date, the expected term, the risk-free interest rate, the expected volatility of the share, and other relevant factors. The expected term of the SOPs is calculated based on the mid-point between the weighted-average time to vesting and the contractual maturity because the Group does not have significant historical post-vesting activity. The expected terms for SOPs with vesting periods of 4 and 5 years are 6.25 and 6.50 years, respectively.

The terms and conditions of the RSUs plans require the Group to withhold shares from the settlement to its employees to settle the employee’s tax obligation. Accordingly, the Group settles the transaction on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and issues the remaining shares to the employee on the vesting date. The employee’s tax obligation associated with the RSUs is calculated substantially based on the expected employee's personal tax rate and the fair value of the shares on the vesting date. In addition, for the countries where the Group is required to pay taxes and social security taxes over vested RSUs, the Group recognizes expenses related to corporate and social security taxes on the applicable awards, calculated mainly by applying the taxes rates to the fair value of the ordinary shares at the reporting dates, and presents them as "Share-based compensation" between "Customer support and operations", "General and administrative expenses" and "Marketing expenses" in the consolidated statements of profit or loss.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

The fair value of the Awards was determined using a Monte Carlo simulation model. The Monte Carlo model considers the expected time until the market condition is satisfied, the share price at the grant date, the risk-free interest rate, the expected volatility of the share, and other relevant factors. The vesting period reflects the estimate of the length to when the Company reaches the valuation determined by the market condition and will not be subsequently revised. The expenses will be recorded during the vesting period irrespective of whether that market condition is satisfied.

The expected life of the SOPs was calculated as described above and is not necessarily indicative of exercise patterns that may occur. The expected volatility was calculated, up to 2018, based on hypothetical peer-leveraged volatility based on available data reflecting small-cap Brazilian companies through the iShares MSCI Brazil Small-Cap ETF ("EWZS”) due to available peers having short trading histories, and after 2019, on a leverage-adjusted peer-based volatility. The volatility reflects the assumption that the historical volatility over a period similar to the life of the stock options or to the Award over the expected time until the market condition is satisfied is indicative of future trends, which may not necessarily be the actual outcome.

Before the IPO date, the share price used as an input to the Black-Scholes and Monte Carlo models and for the RSUs was calculated using one or a combination of a discounted cash flow model ("CFM") and an option pricing model ("OPM") based substantially on the previous preferred share price transactions. The dividend was determined to be zero because the Company does not expect to pay it in the foreseeable future, and the holders of SOPs, RSUs and Awards do not have rights to dividends. The Company applied a discount for the lack of marketability, calculated based on a Finnerty Model, to the results of the models to reflect the lack of publicly or active market for selling the shares. After the IPO date, the fair value of RSUs granted is determined based on the publicly traded price.

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date.

The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	2023	WAEP (US$)	2022	WAEP (US$)

Outstanding on January 1	101,276,327	0.72	143,889,439	0.55
Exercised during the year	(39,100,504)	0.21	(37,095,966)	0.12
Forfeited during the year	(2,233,761)		(5,517,146)
Outstanding on December 31	59,942,062	1.04	101,276,327	0.72
Exercisable on December 31	53,561,964	0.94	81,813,095	0.55

RSUs	2023	WAGDFV (US$)	2022	WAGDFV (US$)

Outstanding on January 1	72,401,895	5.46	80,924,937	4.82
Granted during the year	35,823,472	4.97	32,294,522	5.47
Vested during the year	(29,212,440)	4.45	(27,322,614)	3.64
Forfeited during the year	(12,500,866)		(13,494,950)
Outstanding on December 31	66,512,061	5.66	72,401,895	5.46

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

The following tables present the total amount of share-based compensation expense, and the provision for taxes as of December 31, 2023 and 2022.

	2023	2022 (i)

SOP and RSU expenses and related corporate and social security taxes expenses	256,103	126,167
RSUs and SOPs grant - business combination	13,400	43,116
Awards expenses and related taxes	19,814	113,172
Fair value adjustment - hedge of corporate and social security taxes (note 19)	(33,703)	3,995
Total share-based compensation expenses (note 8)	255,614	286,450

Equity share-based compensation, net of shares withheld for employee taxes	160,309	201,991

(i) Prior to the contingent share award termination (see note 10b).

	2023	2022
Liability provision for taxes presented as salaries, allowances and social security contributions	66,075	32,554

In 2022 and 2023, there were no SOPs granted. The following table presents additional information relating to the SOP characteristics and the valuation model:

	2023	2022

Weighted average share price at the date of exercise of options during the year (US$)	6.37	7.72
Weighted Average remaining contractual life of options outstanding at year-end	4.78	4.80

Range of exercise prices of options outstanding at year end (US$)
Zero to US$ 0.10	28.65%	45.07%
US$ 0.11 to US$ 0.50	32.63%	28.20%
US$ 0.51 to US$ 15.00	38.72%	26.73%
Greater than US$ 15.01	-	-

Total cash to be received upon exercise of SOPs outstanding at year end
Vested	50,403	44,849
Unvested	12,125	28,169

The following table presents additional information related to the RSUs and Awards characteristics and the valuation model:

	2023	2022

Most relevant vesting periods for the grants outstanding
3 years	55.81%	53.52%
5 years	34.69%	39.95%
Weighted-Average awards vesting period	3.8 years	Up to 3.2 years

b)	Contingent Share Award (CSA) termination

On November 29, 2022, Mr. David Vélez, the Company's Chief Executive Officer, terminated the 2021 Contingent Share Award. As a result of the termination, the Company recorded expenses of US$355,573 due to the acceleration of the vesting. After such one-time recognition, the Company has not been recognizing accounts for any expense associated with the 2021 Contingent Share Award. Such termination did not impact The Company's cash flows and did not create any dilution for the Company's shareholders.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

The 2021 Contingent Share Award was granted on November 22, 2021 and its main terms were: (i) issuance of a number of class A ordinary shares equal to 1% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis) of the Company when the class A share price is equal to or greater than US$18.69 per share but less than US$35.30 per share; and (ii) issuance of a number of class A ordinary shares equal to 1% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis) of the Company when the class A share price is equal to or greater than US$35.30 per share.

	2023	2022

Contingent share award termination	-	355,573

11. CASH AND CASH EQUIVALENTS

	2023	2022

Voluntary deposits at central banks	3,308,040	2,451,150
Bank balances	1,759,018	1,506,727
Short-term investments	854,846	153,743
Reverse repurchase agreement in foreign currency	61	59,519
Other cash and cash equivalents	1,475	1,177
Total	5,923,440	4,172,316

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

The reverse repurchase agreements and short-term investments are mainly in Brazilian Reais, and the average rate of remuneration as of December 31, 2023 and 2022, was 100% and 99% of the Brazilian CDI rate, respectively, which is set daily and represents the average rate at which Brazilian banks were willing to borrow/lend to each other for one day.

Voluntary deposits at central banks are deposits made by the Brazilian subsidiaries at the Central Bank of Brazil, the average rate of remuneration as of December 31, 2023 and 2022 was 100% of the Brazilian CDI rate, with daily maturity.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

12. SECURITIES

a) Financial instruments at fair value through profit and loss ("FVTPL")

	2023					2022
			Maturities
Financial instruments at FVTPL	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds
Brazil	309,331	309,353	-	-	309,353	163
Total government bonds	309,331	309,353	-	-	309,353	163

Corporate bonds and other instruments
Bill of credit (LC)	1	1	-	1	-	138
Certificate of bank deposits (CDB)	5,760	5,770	-	5,401	369	3,712
Real estate and agribusiness letter of credit	186	186	-	84	102	1,197
Corporate bonds and debentures	23,937	23,667	-	-	23,667	46,680
Equity instrument (i)	12,426	13,199	13,199	-	-	22,082
Investment funds	16,164	16,164	16,164	-	-	-
Time deposit	-	-	-	-	-	905
Real estate and agribusiness certificate of receivables	234	234	-	-	234	16,976
Total corporate bonds and other instruments	58,708	59,221	29,363	5,486	24,372	91,690
Total financial instruments at FVTPL	368,039	368,574	29,363	5,486	333,725	91,853

	2023		2022
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	1,681,223	346,130	334,783	63,401
U.S. Dollars	9,241	9,241	6,370	6,370
Others (i)	1,098,602	13,203	1,826,954	22,082
Total		368,574		91,853

(i) Refers to an investment in Jupiter, a neobank for consumers in India, and an investment in Din Global ("dBank"), a Pakistani fintech company. As of December 31, 2023, the total fair value of these investments corresponded to US$13,199 (US$22,082 on December 31, 2022), classified as level 3 in the fair value hierarchy, as described in note 28.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

b) Financial instruments at fair value through other comprehensive income ("FVTOCI")

	2023					2022
			Maturities
Financial instruments at FVTOCI	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds (i)
Brazil	7,156,614	7,166,551	-	509,084	6,657,467	8,222,115
United States of America	125,975	126,914	-	-	126,914	171,184
Mexico	1,510	1,407	-	-	1,407	1,382
Total government bonds	7,284,099	7,294,872	-	509,084	6,785,788	8,394,681

Corporate bonds and other instruments
Corporate bonds and debentures	1,243,377	1,243,841	-	95,206	1,148,635	788,948
Investment funds	54,803	54,803	5,419	-	49,384	302,779
Time deposit	193,928	194,390	-	194,390	-	445,531
Real estate and agribusiness certificate of receivables	17,624	17,839	-	-	17,839	15,199
Total corporate bonds and other instruments	1,509,732	1,510,873	5,419	289,596	1,215,858	1,552,457
Total financial instruments at FVTOCI	8,793,831	8,805,745	5,419	798,680	8,001,646	9,947,138

	2023		2022
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	37,333,260	7,686,169	45,527,868	8,622,049
U.S. Dollars	1,118,169	1,118,169	1,323,707	1,323,707
Others	23,880	1,407	26,949	1,382
Total		8,805,745		9,947,138

(i) Includes US$23,050 (US$2,252,464 on December 31, 2022) held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil. It also includes Brazilian government securities margins pledged by the Group for transactions on the Brazilian stock exchange in the amount of US$130,150 (US$160,485 on December 31, 2022). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 28.

The Group has corporate bonds and debentures classified as FVTOCI for which ECL measured for December 31, 2023 was US$2,169, as shown in note 7 and the exposure was classified as Stage 1. There was no transfer between stages during the year ended on December 31, 2023.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

c) Financial instruments at amortized cost

	2023				2022
		Maturities
Financial instruments at amortized cost	Amortized Cost	No maturity	Up to 12 months	Over 12 months	Amortized Cost
Sovereign bonds and other instruments
Sovereign bonds (i)	52,650	-	52,650	-	-
Time deposit	51,770	-	51,770	-	-
Total sovereign bonds and other instruments	104,420	-	104,420	-	-
Total financial instruments at amortized cost	104,420	-	104,420	-	-

(i) Refers to an investment in sovereign bonds with the intention to collect contractual cash flows.

	2023		2022
	Amounts in		Amounts in
Financial instruments at amortized cost	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	255,732	52,650	-	-
Others	878,640	51,770	-	-
Total		104,420		-

13. CREDIT CARD RECEIVABLES

Composition of receivables

	2023	2022

Receivables - current (i)	6,296,788	4,236,235
Receivables - installments (i)	7,212,775	4,259,979
Receivables - revolving (ii)	978,741	770,011
Total receivables	14,488,304	9,266,225
Fair value adjustment - portfolio hedge (note 19)	32	(51)
Total	14,488,336	9,266,174
Credit card ECL allowance
Presented as deduction of receivables	(2,074,203)	(1,033,102)
Presented as "Other liabilities" (note 26)	(22,066)	(17,566)
Total credit card ECL allowance	(2,096,269)	(1,050,668)
Receivables, net	12,392,067	8,215,506
Total receivables presented as assets	12,414,133	8,233,072

(i) "Receivables - current" is related to purchases, withdrawals, payment slips ("boleto") and PIX (BACEN instant payments) financing made by customers due on the next credit card billing date. "Receivables - installments” is related to purchases in installments. Credit card receivables can be paid by Nu's clients in up to 12, 24 and 36 monthly installments in Brazil, Mexico and Colombia, respectively. The cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder's subsequent monthly credit card statement. Brazil makes the corresponding payments to the credit card network (see note 22) following a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables - installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate ("fatura parcelada"), in addition to bill financing, which comprise bills paid in installments through the credit card, banking payment slips ("boleto") and PIX financing in more than one installment.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

(ii) "Receivables - revolving" is related to the amounts due from customers that have not paid in full their credit card bill. Customers may request to convert these receivables into loans to be paid in installments. In accordance with Brazilian regulation, revolving balances that are outstanding for more than 2 months are mandatorily converted into fatura parcelada - a type of installment loan which is settled through the customer’s monthly credit card bills.

a) Breakdown by maturity

	2023		2022
	Amount	%	Amount	%
Receivables not overdue due in:
<= 30 days	6,263,292	43.2%	4,036,414	43.5%
30 < 60 days	2,485,690	17.2%	1,604,056	17.3%
> 60 days	4,327,880	29.9%	2,823,966	30.5%
Total receivables not overdue	13,076,862	90.3%	8,464,436	91.3%
Receivables overdue by:
<= 30 days	349,263	2.4%	237,531	2.6%
30 < 60 days	170,962	1.2%	91,604	1.0%
60 < 90 days	141,310	0.9%	74,917	0.8%
> 90 days	749,907	5.2%	397,737	4.3%
Total receivables overdue	1,411,442	9.7%	801,789	8.7%
Total	14,488,304	100.0%	9,266,225	100.0%

Receivables overdue consist mainly of late balances, and receivables not overdue consist mainly of current receivables and future bill installments ("parcelado").

b) Credit loss allowance - by stages

As of December 31, 2023, the credit card ECL allowance totaled US$2,096,269 (US$1,050,668 as of December 31, 2022). The provision is estimated using modeling techniques, consistently applied, and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored in order to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the credit forums.

All receivables are classified in stages, as disclosed in note 4.

The majority of the Group's credit card portfolio was classified as stage 1, followed by stages 2 and 3, respectively as of December 31, 2023 and 2022. The proportion of stage 3 exposures increased to 7.6% on December 31, 2023 from 6.5% on December 31, 2022. The expected stage 3 movement is primarily due to credit expansions which are maturing in the portfolio, as well as increases in delinquency observed in the previous quarters. Moreover, such expansions are the reason for the stage 1 coverage ratio movement.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

	2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	11,891,823	82.1%	693,151	33.1%	5.8%

Stage 2	1,490,067	10.3%	477,714	22.8%	32.1%
Absolute Trigger (Days Late)	364,853	24.5%	277,035	58.0%	75.9%
Relative Trigger (PD deterioration)	1,125,214	75.5%	200,679	42.0%	17.8%

Stage 3	1,106,414	7.6%	925,404	44.1%	83.6%
Total	14,488,304	100.0%	2,096,269	100.0%	14.5%

	2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	7,750,270	83.6%	322,970	30.7%	4.2%

Stage 2	917,178	9.9%	254,181	24.2%	27.7%
Absolute Trigger (Days Late)	215,209	23.5%	140,167	55.1%	65.1%
Relative Trigger (PD deterioration)	701,969	76.5%	114,014	44.9%	16.2%

Stage 3	598,777	6.5%	473,517	45.1%	79.1%
Total	9,266,225	100.0%	1,050,668	100.0%	11.3%

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

c) Credit loss allowance - by credit quality vs. stages

	2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	7,103,018	49.0%	142,047	6.8%	2.0%
Stage 1	7,081,674	99.7%	141,720	99.8%	2.0%
Stage 2	21,344	0.3%	327	0.2%	1.5%

Satisfactory (5% <= PD <= 20%)	3,860,845	26.7%	294,591	14.0%	7.6%
Stage 1	3,699,167	95.8%	282,976	96.1%	7.6%
Stage 2	161,678	4.2%	11,615	3.9%	7.2%

Higher Risk (PD > 20%)	3,524,441	24.3%	1,659,631	79.2%	47.1%
Stage 1	1,110,982	31.5%	268,455	16.2%	24.2%
Stage 2	1,307,045	37.1%	465,772	28.0%	35.6%
Stage 3	1,106,414	31.4%	925,404	55.8%	83.6%
Total	14,488,304	100.0%	2,096,269	100.0%	14.5%

	2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	6,097,909	65.8%	113,780	10.8%	1.9%
Stage 1	6,081,551	99.7%	113,525	99.8%	1.9%
Stage 2	16,358	0.3%	255	0.2%	1.6%

Satisfactory (5% <= PD <= 20%)	1,477,414	15.9%	118,825	11.2%	8.0%
Stage 1	1,227,610	83.1%	100,190	84.3%	8.2%
Stage 2	249,804	16.9%	18,635	15.7%	7.5%

Higher Risk (PD > 20%)	1,690,902	18.3%	818,063	78.0%	48.4%
Stage 1	441,109	26.1%	109,255	13.4%	24.8%
Stage 2	651,016	38.5%	235,291	28.7%	36.1%
Stage 3	598,777	35.4%	473,517	57.9%	79.1%
Total	9,266,225	100.0%	1,050,668	100.0%	11.3%

The credit quality classification is grouped in three categories based on its probability of default (PD) at the reporting date, as shown in the table below:

	Stage 1 and 2		Stage3
Default grade	Probability of default	Credit quality description	Probability of default	Credit quality description
1	<1%	Strong
2	1.0% to 5.0%	Strong
3	5.0% to 20.0%	Satisfactory
4	20.0% to 35.0%	Higher Risk
5	>35%	Higher Risk	100%	Higher Risk

When compared to December 31, 2022, a change in the credit quality distribution is observed, with relative exposure moving to higher PD stages. This movement is explained below in item d) Credit loss allowance - changes. Nonetheless, there is still a significant concentration of receivables at stage 1 based on credit quality. Furthermore, receivables with satisfactory risk are distributed between stages 1 and 2, but primarily stage 1.

Concerning the defaulted assets at stage 3, they are classified as higher risk. A large proportion of stage 2 exposures are also classified as higher risk. Stage 1 receivables classified as higher risk are those customers with low credit risk scores.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

d) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

	2023
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of year	322,970	254,181	473,517	1,050,668
Transfers from Stage 1 to Stage 2	(33,880)	33,880	-	-
Transfers from Stage 2 to Stage 1	56,981	(56,981)	-	-
Transfers to Stage 3	(63,264)	(170,141)	233,405	-
Transfers from Stage 3	15,489	4,693	(20,182)	-
Write-offs	-	-	(935,283)	(935,283)
Net increase of loss allowance (note 7)	349,215	381,447	1,119,044	1,849,706
New originations (a)	157,928	15,748	8,999	182,675
Changes in exposure of preexisting accounts (b	275,749	13,706	2,280	291,735
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(170,839)	310,683	1,087,561	1,227,405
Changes to models used in calculation (c)	86,377	41,310	20,204	147,891
Effect of changes in exchange rates (OCI)	45,640	30,635	54,903	131,178
Credit loss allowance at end of the year	693,151	477,714	925,404	2,096,269

	2022
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of year	127,358	126,392	136,929	390,679
Transfers from Stage 1 to Stage 2	(19,469)	19,469	-	-
Transfers from Stage 2 to Stage 1	38,029	(38,029)	-	-
Transfers to Stage 3	(22,691)	(64,523)	87,214	-
Transfers from Stage 3	6,148	1,659	(7,807)	-
Write-offs	-	-	(290,974)	(290,974)
Net increase of loss allowance (note 7)	190,073	203,018	545,988	939,079
New originations (a)	144,394	22,320	11,167	177,881
Changes in exposure of preexisting accounts (b)	115,746	4,813	2,400	122,959
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(97,269)	210,317	519,615	632,663
Changes to models used in calculation (c)	27,202	(34,432)	12,806	5,576
Effect of changes in exchange rates (OCI)	3,522	6,195	2,167	11,884
Credit loss allowance at end of the year	322,970	254,181	473,517	1,050,668

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Reflects the movements in exposure of accounts that already existed in the beginning of the period, as increase in credit limits. ECL effects were calculated as if risk parameters of the exposures at the beginning of the period were applied.

(c) Changes to models that occurred during the period include calibration of ECL parameters reflecting changes in the Company’s underwriting policies and collections strategies, and inclusion of more recent risk and recoveries data.

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as presented above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

	2023
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	7,750,270	917,178	598,777	9,266,225
Transfers from Stage 1 to Stage 2	(581,044)	581,044	-	-
Transfers from Stage 2 to Stage 1	307,046	(307,046)	-	-
Transfers to Stage 3	(554,432)	(383,006)	937,438	-
Transfers from Stage 3	20,523	6,235	(26,758)	-
Write-offs	-	-	(935,283)	(935,283)
Net change of gross carrying amount	4,109,980	576,369	462,050	5,148,399
Effect of changes in exchange rates (OCI)	839,480	99,293	70,190	1,008,963
Gross carrying amount at end of the year	11,891,823	1,490,067	1,106,414	14,488,304

	2022
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	4,525,689	440,105	196,359	5,162,153
Transfers from Stage 1 to Stage 2	(377,421)	377,421	-	-
Transfers from Stage 2 to Stage 1	178,742	(178,742)	-	-
Transfers to Stage 3	(218,192)	(168,974)	387,166	-
Transfers from Stage 3	8,576	2,325	(10,901)	-
Write-offs	-	-	(290,974)	(290,974)
Net change of gross carrying amount	3,450,551	427,186	313,606	4,191,343
Effect of changes in exchange rates (OCI)	182,325	17,857	3,521	203,703
Gross carrying amount at end of the year	7,750,270	917,178	598,777	9,266,225

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

14. LOANS TO CUSTOMERS

	2023	2022
Lending to individuals	3,713,770	1,976,499
Loan ECL allowance	(512,134)	(300,223)
Total receivables	3,201,636	1,676,276
Fair value adjustment - portfolio hedge (note 19)	698	(2,836)
Total	3,202,334	1,673,440

a) Breakdown by maturity

The following table shows loans to customers by maturity on December 31, 2023, and 2022, considering each installment individually.

	2023		2022
	Amount	%	Amount	%
Installments not overdue due in:
<= 30 days	551,677	14.9%	273,837	13.9%
30 < 60 days	520,450	14.0%	271,682	13.7%
> 60 days	2,495,650	67.1%	1,350,302	68.3%
Total not overdue installments	3,567,777	96.0%	1,895,821	95.9%

Installments overdue by:
<= 30 days	53,986	1.5%	30,509	1.5%
30 < 60 days	32,469	0.9%	18,191	1.0%
60 < 90 days	23,135	0.6%	13,315	0.7%
> 90 days	36,403	1.0%	18,663	0.9%
Total overdue installments	145,993	4.0%	80,678	4.1%
Total	3,713,770	100.0%	1,976,499	100.0%

b) Credit loss allowance - by stages

As of December 31, 2023, the loans to customers ECL allowance totaled US$512,134 (US$300,223 as of December 31, 2022). The provision is estimated using modeling techniques, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored in order to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the credit forums.

All receivables are classified through stages, as disclosed in note 4

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

The majority of the Group's loans to customers’ portfolio was classified as stage 1, followed by stages 2 and 3, respectively as of December 31, 2023 and 2022. The proportion of stage 1 exposures changed to 76.2% on December 31, 2023 compared to 77.0% on December 31, 2022, while the overall coverage ratio showed a decrease to 13.8%, from 15.2% in December 31, 2022.

	2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	2,831,131	76.2%	145,341	28.4%	5.1%

Stage 2	648,296	17.5%	223,982	43.7%	34.5%
Absolute Trigger (Days Late)	138,919	21.4%	113,649	50.7%	81.8%
Relative Trigger (PD deterioration)	509,377	78.6%	110,333	49.3%	21.7%

Stage 3	234,343	6.3%	142,811	27.9%	60.9%
Total	3,713,770	100.0%	512,134	100.0%	13.8%
	2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	1,521,040	77.0%	76,454	25.5%	5.0%

Stage 2	351,166	17.8%	148,233	49.3%	42.2%
Absolute Trigger (Days Late)	87,841	25.0%	75,612	51.0%	86.1%
Relative Trigger (PD deterioration)	263,325	75.0%	72,621	49.0%	27.6%

Stage 3	104,293	5.2%	75,536	25.2%	72.4%
Total	1,976,499	100.0%	300,223	100.0%	15.2%

c) Credit loss allowance - by credit quality vs stages

	2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	1,437,136	38.7%	14,129	2.8%	1.0%
Stage 1	1,396,591	97.2%	13,441	95.1%	1.0%
Stage 2	40,545	2.8%	688	4.9%	1.7%

Satisfactory (5% <= PD <= 20%)	1,228,949	33.1%	69,361	13.5%	5.6%
Stage 1	1,081,293	88.0%	59,291	85.5%	5.5%
Stage 2	147,656	12.0%	10,070	14.5%	6.8%

Higher Risk (PD > 20%)	1,047,685	28.2%	428,644	83.7%	40.9%
Stage 1	353,247	33.7%	72,609	17.0%	20.6%
Stage 2	460,095	43.9%	213,224	49.7%	46.3%
Stage 3	234,343	22.4%	142,811	33.3%	60.9%
Total	3,713,770	100.0%	512,134	100.0%	13.8%

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

	2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	832,448	42.1%	9,344	3.1%	1.1%
Stage 1	819,605	98.5%	9,093	97.3%	1.1%
Stage 2	12,843	1.5%	251	2.7%	2.0%

Satisfactory (5% <= PD <= 20%)	642,099	32.5%	40,852	13.6%	6.4%
Stage 1	583,925	90.9%	36,228	88.7%	6.2%
Stage 2	58,174	9.1%	4,624	11.3%	7.9%

Higher Risk (PD > 20%)	501,952	25.4%	250,027	83.3%	49.8%
Stage 1	117,510	23.4%	31,133	10.4%	26.5%
Stage 2	280,149	55.8%	143,358	47.8%	51.2%
Stage 3	104,293	20.8%	75,536	25.2%	72.4%
Total	1,976,499	100.0%	300,223	100.0%	15.2%

Most of the credit quality of this portfolio is classified as strong, followed by satisfactory and higher risk loans. Receivables with satisfactory and strong risk have a high distribution of stage 1. As of December 31, 2023, the total gross carrying amount of the portfolio increased by 87.9%, or US$1,737,271, in comparison to December 31, 2022.

Credit quality classification is grouped in three categories based on the probability of default (PD) at the reporting date, as shown in the table below:

	Stage 1 and 2		Stage3
Default grade	Probability of default	Credit quality description	Probability of default	Credit quality description
1	<1%	Strong
2	1.0% to 5.0%	Strong
3	5.0% to 20.0%	Satisfactory
4	20.0% to 35.0%	Higher Risk
5	>35%	Higher Risk	100%	Higher Risk

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

d) Credit loss allowance - changes

The following tables show reconciliations from the opening to the closing balance of the credit loss allowance by the stages of the financial instruments.

	2023
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of year	76,454	148,233	75,536	300,223
Transfers from Stage 1 to Stage 2	(7,551)	7,551	-	-
Transfers from Stage 2 to Stage 1	16,983	(16,983)	-	-
Transfers to Stage 3	(20,574)	(111,067)	131,641	-
Transfers from Stage 3	4,117	4,943	(9,060)	-
Write-offs	-	-	(451,387)	(451,387)
Net increase of loss allowance (note 7)	68,198	177,680	388,478	634,356
New originations (a)	385,391	82,037	18,674	486,102
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(314,926)	100,038	371,982	157,094
Changes to models used in calculation (b)	(2,267)	(4,395)	(2,178)	(8,840)
Effect of changes in exchange rates (OCI)	7,714	13,625	7,603	28,942
Credit loss allowance at end of the year	145,341	223,982	142,811	512,134

	2022
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of the year	68,926	72,935	55,675	197,536
Transfers from Stage 1 to Stage 2	(6,642)	6,642	-	-
Transfers from Stage 2 to Stage 1	5,946	(5,946)	-	-
Transfers to Stage 3	(18,294)	(60,238)	78,532	-
Transfers from Stage 3	647	619	(1,266)	-
Write-offs	-	-	(408,605)	(408,605)
Net increase of loss allowance (note 7)	21,986	131,510	348,347	501,843
New originations (a)	217,837	45,537	9,176	272,550
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(212,730)	82,776	337,509	207,555
Changes to models used in calculation (b)	16,879	3,197	1,662	21,738
Effect of changes in exchange rates (OCI)	3,885	2,711	2,853	9,449
Credit loss allowance at end of the year	76,454	148,233	75,536	300,223

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Changes to models occurred during the period include calibration of ECL parameters reflecting changes in the Company’s underwriting and collections strategies and inclusion of more recent risk and recoveries data.

The following tables present changes in the gross carrying amount of the lending portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

	2023
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	1,521,040	351,166	104,293	1,976,499
Transfers from Stage 1 to Stage 2	(81,641)	81,641	-	-
Transfers from Stage 2 to Stage 1	70,293	(70,293)	-	-
Transfers to Stage 3	(159,879)	(186,661)	346,540	-
Transfers from Stage 3	4,548	5,676	(10,224)	-
Write-offs	-	-	(451,387)	(451,387)
Net increase of gross carrying amount	1,311,806	428,807	232,682	1,973,295
Effect of changes in exchange rates (OCI)	164,964	37,960	12,439	215,363
Gross carrying amount at end of the year	2,831,131	648,296	234,343	3,713,770

	2022
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	1,129,522	200,040	62,788	1,392,350
Transfers from Stage 1 to Stage 2	(63,015)	63,015	-	-
Transfers from Stage 2 to Stage 1	31,475	(31,475)	-	-
Transfers to Stage 3	(149,355)	(112,901)	262,256	-
Transfers from Stage 3	735	701	(1,436)	-
Write-offs	-	-	(408,605)	(408,605)
Net increase of gross carrying amount	515,802	223,713	186,632	926,147
Effect of changes in exchange rates (OCI)	55,876	8,073	2,658	66,607
Gross carrying amount at end of the year	1,521,040	351,166	104,293	1,976,499

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

15. COMPULSORY AND OTHER DEPOSITS AT CENTRAL BANKS

	2023	2022

Compulsory deposits (i)	3,342,894	2,026,516
Reserve at central bank - Instant payments (ii)	2,953,515	751,503
Reserve at central bank - Electronic money (iii)	1,151,074	-
Total	7,447,483	2,778,019

(i) Compulsory deposits are required by BACEN based on the amount of RDB held by Nu Financeira. These resources are remunerated at Brazilian SELIC rate (special settlement and custody system of the BACEN).

(ii) Reserve at central bank - Instant payments relates to cash maintained in the Instant Payments Account, which is required by BACEN to support instant payment operations (PIX), and it is based on the average of PIX transactions per day based on the last month along with including additional funds as a safety margin. These resources are remunerated at Brazilian SELIC rate (special settlement and custody system of the BACEN).

(iii) Reserve at central bank - Electronic money refers to funds kept in a BACEN reserve, which serves as a safeguard to protect customer deposits invested in Nu Pagamentos. These resources are remunerated at Brazilian SELIC rate (special settlement and custody system of the BACEN).

16. OTHER RECEIVABLES

	2023	2022

Other receivables	1,691,665	522,734
Other receivables - ECL Allowance	(2,635)	(1,064)
Total	1,689,030	521,670

Other receivables are related to the acquisition of credit card receivables from acquirers at fair value. The ECL expenses for the year ended December 31, 2023 was US$1,417, as shown in note 7. As of December 31, 2023 and 2022, the total amount of the Group's exposure was classified as Stage 1 Strong (PD<5%) and there was no transfer between stages for the years ended on December 31, 2023 and 2022.

All receivables are classified through stages. The explanation of each stage is set out in the Company’s accounting policies (see note 4).

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

17. OTHER ASSETS

	2023	2022

Deferred expenses (i)	230,676	157,439
Taxes recoverable	428,742	245,967
Advances to suppliers and employees (ii)	96,395	22,662
Prepaid expenses	81,687	61,744
Judicial deposits (note 24)	3,506	18,864
Other assets	95,203	35,227
Total	936,209	541,903

(i) Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s estimated useful life, adjusted for any cancellations.

(ii) As of December 31, 2023, it includes cash deposited with new partners that operate automated teller machines (ATMs). There were no transactions with these partners during 2022.

18. INTANGIBLES ASSETS AND GOODWILL

a)	Composition of intangible assets and goodwill

(i) Intangible assets

	2023			2022
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value
Intangibles related to acquisitions	107,181	(45,547)	61,634	107,179	(29,132)	78,047
Other Intangibles	279,051	(44,804)	234,247	123,282	(19,165)	104,117
Total	386,232	(90,351)	295,881	230,461	(48,297)	182,164

(ii) Goodwill

	2023	2022
	Goodwill

Easynvest's acquisition	381,266	381,125
Cognitect's acquisition	831	831
Spin Pay's acquisition	5,060	5,060
Olivia's acquisition	10,381	10,381
Total	397,538	397,397

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

b)	Changes on intangible assets and goodwill
	2023
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Other Intangibles	Total Intangibles
Balance at beginning of the year	397,397	78,047	104,117	182,164
Additions	-	-	165,160	165,160
Disposals	-	-	(24,832)	(24,832)
Amortization	-	(14,784)	(23,829)	(38,613)
Effect of changes in exchange rates (OCI)	141	(1,629)	13,631	12,002
Balance at end of the year	397,538	61,634	234,247	295,881

	2022
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Other Intangibles	Total Intangibles
Balance at beginning of the year	401,872	53,406	18,931	72,337
Additions	7,654	40,995	92,236	133,231
Disposals	-	-	(5,694)	(5,694)
Amortization	-	(15,919)	(9,211)	(25,130)
Others	(11,637)	-	-	-
Effect of changes in exchange rates (OCI)	(492)	(435)	7,855	7,420
Balance at end of the year	397,397	78,047	104,117	182,164

19. DERIVATIVE FINANCIAL INSTRUMENTS

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income (loss). The management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecasted transactions related to the cloud infrastructure, intercompany transactions and certain software licenses used by Nu (hedge of foreign currency risk), to hedge interest of the fixed rate credit portfolio (hedge of interest rate risk of portfolio) and to hedge the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise, as shown below.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

	2023
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts – Futures	758,536	6	4
Foreign currency exchange rate contracts – Futures	421,306	1,963	-
Interest rate contracts – Swaps	213,568	-	22,294
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	114,478	-	5,875
Warrants	10	20	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	188,748	1,050	-
Equity - Total Return Swap (TRS)	88,193	17,882	-

Designated as portfolio hedge
DI - Future - notes 13 and 14	241,995	60	-
Total	2,026,834	20,981	28,173

	2022
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts - Futures	792,559	27	105
Foreign currency exchange rate contracts – Futures	111,634	917	51
Interest rate contracts – Swaps	10,056	50	-
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	113,682	11,228	24
Warrants	100,000	27,908	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	129,459	1,209	182
Equity - Total Return Swap (TRS)	89,726	145	9,017

Designated as portfolio hedge
DI - Future - notes 13 and 14	1,551,521	1	46
Total	2,898,637	41,485	9,425

Futures contracts are traded on the B3, having B3 as the counterparty. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.

Swaps of interest risk contracts are settled at the maturity date and are traded over the counter with financial institutions as counterparties.

Nu Holdings entered into non-deliverable forward contracts to hedge loans and intercompany loans with Nu Colombia in U.S. dollars with settlements in June 2024.

Swap TRS contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Interest rate contracts – Futures	-	728,473	13,698	742,171
Foreign currency exchange rate contracts – Futures	610,054	-	-	610,054
Interest rate contracts – Swaps	-	-	10,968	10,968
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	-	20,000	-	20,000
Warrants	-	-	10	10
Total assets	610,054	748,473	24,676	1,383,203

Liabilities
Interest rate contracts – Futures	-	234	16,131	16,365
Interest rate contracts – Swaps	-	202,600	-	202,600
Equity - Total Return Swap (TRS)	9,388	78,805	-	88,193
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	-	94,478	-	94,478
DI - Future - notes 13 and 14	123,446	108,808	9,741	241,995
Total liabilities	132,834	484,925	25,872	643,631
Total	742,888	1,233,398	50,548	2,026,834

	2022
	Up to 3 months	3 to 12 months	Over 12 months	Total

Assets
Interest rate contracts – Futures	332,497	73,286	348	406,131
Foreign currency exchange rate contracts – Futures	241,093	-	-	241,093
Interest rate contracts – Swaps	-	-	10,056	10,056
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	113,682	-	-	113,682
Warrants	-	-	100,000	100,000
Total assets	687,272	73,286	110,404	870,962

Liabilities
Interest rate contracts – Futures	27,776	256,240	102,412	386,428
Equity - Total Return Swap (TRS)	-	89,726	-	89,726
DI - Future - notes 13 and 14	590,015	858,278	103,228	1,551,521
Total liabilities	617,791	1,204,244	205,640	2,027,675
Total	1,305,063	1,277,530	316,044	2,898,637

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

The table below shows the breakdown by maturity of the fair value amounts:

	2023
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	17,882	-	17,882
Interest rate contracts – Futures	6	-	6
Foreign currency exchange rate contracts – Futures	3,013	-	3,013
DI - Future - notes 13 and 14	60	-	60
Warrants	20	-	20
Total assets	20,981	-	20,981

Liabilities
Interest rate contracts – Futures	4	-	4
Interest rate contracts – Swaps	22,294	-	22,294
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	5,875	-	5,875
Total liabilities	28,173	-	28,173

	2022
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	145	-	145
Interest rate contracts – Swaps	-	50	50
Interest rate contracts – Futures	27	-	27
Foreign currency exchange rate contracts – Futures	2,126	-	2,126
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	11,228	-	11,228
Warrants	-	27,908	27,908
Interest rate contracts – Future - portfolio hedge	1	-	1
Total assets	13,527	27,958	41,485

Liabilities
Equity - Total Return Swap (TRS)	9,017	-	9,017
Interest rate contracts – Futures	17	88	105
Foreign currency exchange rate contracts – Futures	233	-	233
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	24	-	24
DI - Future - notes 13 and 14	46	-	46
Total liabilities	9,337	88	9,425

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, related to the cloud infrastructure, certain software licenses and intercompany expenses. The Group managed its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering into foreign currency exchange rate contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions, and are exchange-traded and fair value movements are settled on a daily basis.

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency including intercompany expenses. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to occur in the same fiscal month as the maturity date of the hedged item.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

	2023	2022

Balance at beginning of the year	(2,610)	1,487
Fair value change recognized in OCI during the period	(29,945)	(20,924)
Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the period	20,685	14,012
to "Customer support and operation"	15,338	6,769
to "General and administrative expenses"	6,176	7,778
Effect of changes in exchange rates (OCI)	(829)	(535)

Deferred income taxes	3,616	2,815

Balance at end of the year	(8,254)	(2,610)

The expected future transactions that are the hedged item are:

	2023			2022
	Up to 3 months	3 to 12 months	Total	Total
Expected foreign currency transactions	67,564	119,892	187,456	129,459
Total	67,564	119,892	187,456	129,459

b) Hedge of portfolio's interest rate risk

The Group holds portfolios of customer loan and refinancing of credit cards receivables at fixed interest rates, in its banking book which are exposed to interest rate risk. To hedge this risk, the Group entered into DI futures contracts, and applied hedge accounting aiming to eliminate differences between the accounting measurement of its derivatives and hedged items.

The Group’s overall hedging strategy is to reduce fair value changes of the part of the fixed rate portfolio as if they were floating rate instruments linked to the attributable benchmark rates. As such, in order to reflect the dynamic nature of the hedged portfolio, the strategy is to rebalance the DI future contracts and evaluate the allocated amount by the credit portfolio. Additionally, ineffectiveness could arise from the disparity between expected and actual prepayments (prepayment risk).

In accordance with its hedging strategy, the Group calculates the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitors in a timely manner the hedge relationship, providing any rebalancing if needed. The need for the purchase or sale of new DI future contracts will be assessed, to counterbalance the hedged item’s fair value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined on hedge documentation.

The effectiveness test for the hedge is done on a prospective and retrospective basis. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged item and on the hedge instrument fair value. For the retrospective test, the fair value change since the inception of the hedged item is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%. As of December 31, 2023 the effectiveness ratio for the hedges of the credit card and loan portfolios were 100% and 99%, respectively.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in the consolidated statement of profit or loss in "Interest income and gains (losses) on financial instruments - financial assets at fair value". In addition, the cumulative change in the fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in the consolidated statement of financial position.

Changes in fair value

	2023
	Hedge object	Fair value adjustment to the hedge object		Derivative hedge instrument
		Asset	Liability	Fair value variation
Interest rate risk
Interest rate contracts - Future - portfolio hedge - credit card	5,368	32	-	(16)
Interest rate contracts - Future - portfolio hedge - loan	164,733	698	-	(601)
Total	170,101	730	-	(617)

	2022
	Hedge object	Fair value adjustment to the hedge object		Derivative hedge instrument
		Asset	Liability	Fair value variation
Interest rate risk
Interest rate contracts - Future - portfolio hedge - credit card	72,337	(51)	-	22
Interest rate contracts - Future - portfolio hedge - loan	1,189,716	(2,836)	-	2,062
Total	1,262,053	(2,887)	-	2,084

c) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting and SOP exercise from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure thus the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group manages exposures to keep the hedging level within an acceptable coverage. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payment for corporate and social security taxes. There is no expectation for a mismatch between the hedged item and hedging instrument at maturity other than the SOFR.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

	2023	2022
Balance at beginning of the year	(4,876)	-
Fair value change recognized in OCI during the year	59,250	(8,871)
Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the year (note 10)	(33,703)	3,995
to "Customer support and operation"	(1,372)	-
to "General and administrative expenses"	(31,183)	3,995
to "Marketing expenses"	(1,148)	-
Balance at end of the year	20,671	(4,876)

Expected cash disbursement

	2023				2022
	Up to 1 year	1 to 3 years	Above 3 years	Total	Total
Considering the reporting date fair value of the hedged item:
Expected cash disbursement for corporate and social contributions	42,707	67,889	-	110,596	59,058
Total	42,707	67,889	-	110,596	59,058

20. INSTRUMENTS ELIGIBLE AS CAPITAL

	2023	2022
Financial liabilities at fair value through profit or loss
Instruments eligible as capital	3,988	11,507
Total	3,988	11,507

There were no defaults or breaches of instruments eligible as capital or on any financial liability during the years ended December 31, 2023 and 2022.

In June 2019, Nu Financeira issued a subordinated financial note in the amount equivalent to US$18,824 at the issuance date, which was approved as Tier 2 capital by the Central Bank of Brazil in September 2019, for the purposes of calculation of regulatory capital. The note bears a fixed interest rate of 12.8%, matures in 2029, and is callable in 2024.

The Group designated the instruments eligible as capital at fair value through profit (loss) at its initial recognition. The losses of fair value changes arising from its own credit risk in the amount of US$29 were recorded in other comprehensive income (gains of US$2,008 in the year ended December 31, 2022). All other fair value changes and interests in the amount of US$2,762 (US$7,310 in the year ended December 31, 2022) were recognized as profit (loss).

	2023	2022
Balance at beginning of the year	11,507	12,056
Interest accrued, net of gain from repurchase	(2,815)	(882)
Fair value changes	53	8,192
Own credit transferred to OCI	29	(2,008)
Repurchase	(6,126)	-
Effect of changes in exchange rates (OCI)	1,340	(5,851)
Balance at end of the year	3,988	11,507

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

21. FINANCIAL LIABILITIES AT AMORTIZED COST – DEPOSITS

	2023	2022
Bank receipt of deposits (RDB)	21,054,443	14,273,959
Deposits in electronic money	2,388,601	1,534,582
Bank certificate of deposit (CDB)	248,086	-
Total	23,691,130	15,808,541

Currently, deposits in electronic money in Brazil include "Conta do Nubank" and also "Conta NuInvest" balances, the latter corresponding to on-demand deposits of the Groups’ investment brokerage clients. In Mexico, it includes "Cuenta Nu", as it is locally denominated.

"Conta do Nubank" is a prepaid account in which the amounts deposited by customers are classified as electronic money and must be allocated to government securities (see note 12b) or in a specific account maintained at the Central Bank of Brazil (see note 15), in accordance with Brazilian regulatory requirements. "Conta NuInvest" balances also have to be allocated to government securities or maintained in free reserves at the Central Bank of Brazil. Therefore, these types of deposits cannot be used for any other type of investment or as a financing source for credit operations. Conversely, "Cuenta Nu" balances are not required to be invested in specific assets. Therefore, they can be used as a financing source for the credit card operations in Mexico.

The RDBs are an investment option inside "Conta do Nubank". Deposits in RDB have guarantees from the Brazilian Deposit Guarantee Fund (“FGC”). Unlike the deposits in electronic money, Nu is required to follow the compulsory deposits requirements for RDB deposits (see note 15), however it is not required to invest the remaining resources in government securities or in specific account maintained at the Central Bank of Brazil - these amounts can be used as a financing source for lending and credit card operations.

There are also RDBs with a defined future maturity date, which had a maturity of up to 27 months and a weighted average interest rate of 106% as of December 31, 2023 (104% on December 31, 2022) of the Brazilian CDI rate.

The return from both "Conta do Nubank" and RDB deposits is 100% of the Brazilian CDI rate as of the initial date, if the balances are kept for more than 30 days.

For "Cuenta Nu" in Mexico, as of December 31, 2023, when the balances are deposited in "Cajitas" the return is 15% per year. "Cajitas" has both daily yield accrual and daily liquidity.

Breakdown by maturity

	2023
	Up to 12 months	Over 12 months	Total
Bank receipt of deposits (RDB)	20,900,095	154,348	21,054,443
Deposits in electronic money	2,388,601	-	2,388,601
Bank certificate of deposit (CDB)	213,707	34,379	248,086
Total	23,502,403	188,727	23,691,130

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

	2022
	Up to 12 months	Over 12 months	Total
Bank receipt of deposits (RDB)	14,160,805	113,154	14,273,959
Deposits in electronic money	1,534,582	-	1,534,582
Total	15,695,387	113,154	15,808,541

22. FINANCIAL LIABILITIES AT AMORTIZED COST – PAYABLES TO NETWORK

	2023	2022
Payables to credit card network (i)	9,755,285	7,054,783
Total	9,755,285	7,054,783

(i) Corresponds to the amount payable to the acquirers related to credit and debit card transactions. Brazilian credit card payables are settled according to the transaction installments, substantially in up to 27 days for transactions with no installments, 1 business day for international transactions; and sales in installments ("parcelado") have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian credit card transactions, the amounts are settled in 1 business day. The segregation of the settlement is shown in the table below:

Payables to credit card network	2023	2022

Up to 30 days	5,347,665	3,829,398
30 to 90 days	2,361,563	1,741,186
More than 90 days	2,046,057	1,484,199
Total	9,755,285	7,054,783

Collateral for credit card operations

As of December 31, 2023, the Group had US$320 (US$305 on December 31, 2022) of security deposits granted in favor of Mastercard. These security deposits are measured at fair value through profit (loss) and are held as collateral for the amounts payable to the network and can be replaced by other security deposits with similar characteristics. The average remuneration rate of those security deposits was 0.40% per month in the year ended December 31, 2023 (0.31% per month in the year ended December 31, 2022).

23. FINANCIAL LIABILITIES AT AMORTIZED COST – BORROWINGS AND FINANCING

	2023	2022
Borrowings and financing	1,136,344	585,568
Total	1,136,344	585,568

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Term loan credit facility (i)	3,832	94,943	-	98,775
Syndicated loan (ii)	14,820	-	806,681	821,501
Financial letter (iii)	-	-	216,068	216,068
Total borrowings and financings	18,652	94,943	1,022,749	1,136,344

	2022
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Term loan credit facility (i)	3,100	32,632	82,462	118,194
Syndicated loan (ii)	103	2,494	464,777	467,374
Total borrowings and financings	3,203	35,126	547,239	585,568

(i) Corresponds to two term loan credit facilities obtained by Nu Servicios, and reassigned to Nu Financiera, both Mexican subsidiaries in Mexican pesos.

(ii) Corresponds to two syndicated credit facilities. The first, in which Nu’s subsidiaries in Mexico and Colombia are the borrowers and the Company is acting as guarantor, the total amount of the credit facility is US$650,000, of which US$625,000 is allocated to Nu Mexico and US$25,000 to Nu Colombia. Out of this facility, Nu Mexico has withdrawn a partial amount of US$435,000 and Nu Colombia, the entire US$25,000. The second, in which Nu Colombia has been granted a 3-year facility from IFC (International Finance Corporation), the total amount corresponds to US$265,100 from IFC, also guaranteed by the Company, and was fully withdrawn.

(iii) Until December 2023, the Group issued financial letters in Brazilian reais in the amount equivalent to US$198,691 on the issuance dates.

The terms and conditions of the loans outstanding as of December 31, 2023, are as follows:

	2023
Borrowings and financing	Country	Currency	Interest rate	Maturity	Principal amount in US$

Term loan credit facility	Mexico	MXN	TIIE (2) 182 + 1.0% up to 1.45%	November 2024	80,000
Syndicated loan	Mexico	MXN	TIIE (2) 91 + 1.00%	April 2025	435,000
Syndicated loan	Colombia	COP	IBR (1) + 1.6% up to 1.9%	April 2025	87,500
Syndicated loan	Colombia	USD	SOFR (4) + 4.1%	January 2026	202,600
Financial letter	Brazil	BRL	CDI (3) + 1.2% up to 1.8%	From June 2025 up to November 2025	198,691

(1)	IBR: Colombian Bank Reference Indicator (Indicador Bancario de Referencia).
(2)	TIIE: Mexican Bank Reference Indicator (Tasas de Interés Interbancarias).
(3)	CDI: Brazilian Bank Reference Indicator (Certificado de Depósito Interbancário).
(4)	SOFR: Secured Overnight Financing Rate.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Changes to borrowings and financings are as follows:

	2023
	Term loan credit facility	Syndicated loan	Financial Letter	Total

Balance at beginning of the year	118,194	467,374	-	585,568
New borrowings	-	270,810	198,691	469,501
Payments – principal	(35,702)	(10,799)	-	(46,501)
Payments – interest	(13,341)	(68,273)	-	(81,614)
Interest accrued	13,615	75,527	11,408	100,550
Effect of changes in exchange rates (OCI)	16,009	86,862	5,969	108,840
Balance at end of the year	98,775	821,501	216,068	1,136,344

	2022
	Bills of exchange	Term loan credit facility	Bank borrowings	Syndicated loan	Total

Balance at beginning of the year	10,400	136,843	-	-	147,243
Addition due to business combination	-	-	4,729	-	4,729
New borrowings	-	121,142	-	460,000	581,142
Payments – principal	(9,447)	(146,078)	(4,458)	-	(159,983)
Payments – interest	(1,889)	(8,301)	(568)	(19,998)	(30,756)
Interest accrued	42	8,340	158	22,534	31,074
Effect of changes in exchange rates (OCI)	894	6,248	139	4,838	12,119
Balance at end of the year	-	118,194	-	467,374	585,568

Covenants

The credit facilities and syndicated loans above-mentioned have associated restrictive clauses (covenants) which establish the maintenance of minimum financial indicators resulting from capital, funding and liquidity (cash) position, as well as profitability metrics and leverage ratios including, but not limited to, net debt to gross profit, in addition to non-financial indicators according to each contract. The non-compliance with financial covenants is considered as an event of default and may lead to debt acceleration. There are also cross-default clauses triggered in the event Nu Holdings and/or some subsidiaries fail to pay any material indebtedness. The covenants are monitored on a regular basis.

Guarantees

The Company is guarantor to the above-mentioned syndicated loans from Colombia and Mexico. Nu Pagamentos is also a guarantor to one term loan credit facility from Mexico.

24. PROVISION FOR LAWSUITS AND ADMINISTRATIVE PROCEEDINGS

	2023	2022

Tax risks	-	15,747
Civil risks	7,532	2,096
Labor risks	550	104
Total	8,082	17,947

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from time to time in the ordinary course of operations, involving tax, civil and labor matters. Such matters are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by external legal advisors’ opinion. There is significant uncertainty relating to the timing of any cash outflow, if any, for civil and labor risk.

a) Provision

The provision in the amount of US$15,747 as of December 31, 2022 referred to a potential legal obligation related to the increase in the contribution of certain Brazilian taxes (PIS and COFINS). The Group had a judicial deposit related to this claim, and in June 2019, Nu withdrew the lawsuit. The release of the judicial deposits in favor of the Brazilian Tax Authorities occurred in May 2023, representing final settlement of the matter with the consequent use of the provisioned amount.

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment and inputs from Nu’s external legal advisors, the Group has provisioned US$7,532 (US$2,096 on December 31, 2022) considered sufficient to cover estimated losses from civil suits deemed probable.

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	2023			2022
	Tax	Civil	Labor	Tax	Civil	Labor

Balance at beginning of the year	15,747	2,096	104	17,081	980	21
Additions	-	13,961	627	-	1,942	100
Payments/Reversals	(16,646)	(8,853)	(202)	(2,341)	(857)	(18)
Effect of changes in exchange rates (OCI)	899	328	21	1,007	31	1
Balance at end of the year	-	7,532	550	15,747	2,096	104

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and the legal advisors as possible losses, totaling approximately US$14,212 and US$12,333, respectively (US$7,128 and US$1,814 on December 31, 2022).

d) Judicial deposits

As of December 31, 2023, the total amount of judicial deposits shown as “Other assets” (note 17) is US$3,506 (US$18,864 on December 31, 2022) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Invest, prior to the acquisition, due to a tax proceeding related to withholding taxes inappropriately deducted from amounts paid to employees.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

25. DEFERRED INCOME

	2023	2022
Deferred revenue from rewards program	62,578	34,546
Deferred annual fee from reward program	2,762	3,283
Other deferred income	3,020	3,859
Total	68,360	41,688

Deferred revenue from rewards programs is related to the Group's reward program for its credit card customers, called "Nubank+" and "Ultravioleta". The programs consist of accumulating points according to the use of the credit card in the ratio of R$1.00 (one Brazilian real, equivalent to US$0.21 as of December 31, 2023 and US$0.19 as of December 31, 2022) equal to 1 point in cashback. The points do not expire, and there is no limit on the number of Rewards an eligible card member can earn. Deferred annual fees from the reward program comprise amounts related to the rewards fees which are paid by customers until they are earned.

The redemption of the points occurs when the customers use them in various purchase categories, such as air tickets, hotels, transportation services, and music.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends, current enrollee redemption behavior, among others. The estimated financial value is recorded in the profit or loss when the performance obligation is satisfied, which is when the reward points are redeemed.

26. OTHER LIABILITIES

	2023	2022
Sundry creditors	158,169	122,767
Customer prepayments - credit card transactions	219,426	80,798
Credit card ECL allowance (note 13)	22,066	17,566
Insurances	14,798	5,182
Intermediation of securities	12,835	28,340
Clients transfers - PIX (i)	-	305,508
Other liabilities	105,037	75,839
Total	532,331	636,000

(i) Clients transfers - PIX corresponds to unsettled PIX transactions on non-business days.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

27. RELATED PARTIES

In the ordinary course of business, the Group may have issued credit cards or loans to Nu’s executive directors, board members, key employees and close family members. Those transactions, as well as the deposits and other products, such as investments, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

As described in note 3, "Basis of consolidation", all companies from the Group are consolidated in these consolidated financial statements. Therefore, related party balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the consolidated financial statements.

In 2023, the exchange differences arising from intercompany loans between entities of the group with different functional currencies are shown as “Interest income and gains (losses) on financial instruments” in the statement of profit (loss).

a) Transactions with other related parties

	2023	2022
	Assets (Liabilities)
Others	-	316

	2023	2022
	Revenues (expenses)
Others	-	(1,112)

As of December 31, 2023, the Company did not have any transactions with other related parties. On June 30, 2021, the Group entered into a service and naming rights agreement with Rodamoinho Produtora de Eventos Ltda., owned by a former member of the Company’s Board of Directors ("Board"), who has not been a member of the Board since September 2022, when the Company ceased recognizing Rodamoinho as a related party.

b) Management compensation

There are no significant post-employment benefits, such as pensions and other retirement benefits. The remuneration of the directors and other key management personnel of the Company is set out in aggregate below.

	2023	2022
Consolidated statements of profit or loss
Fixed and variable compensation	60,117	122,892

Management compensation includes the compensation of remunerated members of the Board of Directors and of Executive Officers which decreased mainly due to the 2021 Contingent Share Award termination in November 2022, as disclosed in note 10b.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

28. FAIR VALUE MEASUREMENT

The main valuation techniques employed in internal models to measure the fair value of the financial instruments as of December 31, 2023 and December 31, 2022 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in those periods.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost as of December 31, 2023, and December 31, 2022. The Group has not disclosed the fair values of financial instruments such as compulsory and other deposits at central banks, other financial assets at amortized cost, deposits in electronic money, RDB, time deposit, and borrowings and financing, because their carrying amounts are a reasonable approximation of fair value.

	2023			2022
	Carrying amount	Fair value - Level 2	Fair value - Level 3	Carrying amount	Fair value - Level 2	Fair value - Level 3

Assets
Credit card receivables (i)	12,414,101	-	12,821,731	8,233,123	-	8,204,077
Loans to customers (i)	3,201,636	-	3,212,542	1,676,276	-	1,920,518
Compulsory and other deposits at central banks	7,447,483			2,778,019
Other receivables	1,689,030	-	1,691,884	521,670	-	522,359
Other financial assets	131,519			478,283
Securities	104,420	104,668	-	-	-	-
Total	24,988,189	104,668	17,726,157	13,687,371	-	10,646,954

Liabilities
Deposits in electronic money	2,388,601			1,534,582
Bank receipt of deposits (RDB)	21,054,443			14,273,959
Bank certificate of deposit (CDB)	248,086	249,009	-	-
Payables to network	9,755,285	9,605,576	-	7,054,783	6,399,704	-
Borrowings and financing	1,136,344	1,136,978	-	585,568
Total	34,582,759	10,991,563	-	23,448,892	6,399,704	-

(i)	It excludes the fair value adjustment from the hedge accounting.

The book value from credit card receivables and loans to customers includes the amounts that are the hedge items of the portfolio hedge, described in note 19. The credit risk components for both receivables are not part of the hedge strategy.

Borrowings and financing includes the fair value calculated by the discounted cash flow method, and also cases in which the fair value is the same amount as the book value (cases with prepayment clauses at the amortized cost). The fair value of floating rate demand deposits are assumed to be equal to carrying amounts.

The valuation approach to specific categories of financial instruments is described below.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

i) Fair value models and inputs

Credit card: The fair values of credit card receivables and payables to the network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve and credit spread. For payables, cash flows are also discounted by the Group's own credit spread.

Loans to customers: Fair value is estimated based on groups of clients with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and a credit spread. -

Other receivables: Fair value is calculated by discounting future cash flows by the interest rate curve and a credit spread.

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of December 31, 2023, and December 31, 2022, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	2023
	Fair value - Level 1	Fair value - Level 2	Fair value - Level 3	Total

Assets
Government bonds
Brazil	7,475,904	-	-	7,475,904
United States	126,914	-	-	126,914
Mexico	1,407	-	-	1,407

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	5,770	-	5,770
Investment funds	-	70,967	-	70,967
Time deposit	-	194,390	-	194,390
Bill of credit (LC)	-	1	-	1
Real estate and agribusiness certificate of receivables	234	17,839	-	18,073
Real estate and agribusiness letter of credit	-	186	-	186
Corporate bonds and debentures	1,124,154	143,354	-	1,267,508
Equity instrument	-	-	13,199	13,199
Derivative financial instruments	3,079	17,882	20	20,981
Collateral for credit card operations	-	320	-	320

Liabilities
Derivative financial instruments	4	28,169	-	28,173
Instruments eligible as capital	-	3,988	-	3,988
Repurchase agreements	-	210,454	-	210,454

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

	2022
	Fair value - Level 1	Fair value - Level 2	Fair value - Level 3	Total

Assets
Government bonds
Brazil	8,222,278	-	-	8,222,278
United States	171,184	-	-	171,184
Mexico	1,382	-	-	1,382

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	3,712	-	3,712
Investment funds	-	302,779	-	302,779
Time deposit	-	446,436	-	446,436
Bill of credit (LC)	-	138	-	138
Real estate and agribusiness certificate of receivables (CRIs/CRAs)	2	32,173	-	32,175
Real estate and agribusiness letter of credit (LCIs/LCAs)	-	1,197	-	1,197
Corporate bonds and debentures	676,953	158,675	-	835,628
Equity instrument	-	-	22,082	22,082
Derivative financial instruments	2,154	11,423	27,908	41,485
Collateral for credit card operations	-	305	-	305

Liabilities
Derivative financial instruments	384	9,041	-	9,425
Instruments eligible as capital	-	11,507	-	11,507
Repurchase agreements	-	197,242	-	197,242

i) Fair value models and inputs

Securities: The securities with high liquidity and quoted prices in the active market are classified as level 1. Therefore, all the government bonds and some corporate bonds are included in level 1 as they are traded in active markets. Brazilian securities values are the published prices by the "Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais" ("Anbima"). For US and Mexico bonds, fair values are the published prices by Bloomberg. Other corporate bonds and investment fund shares, the valuation of which is based on observable data, such as interest rates and interest rate curves are classified as level 2.

Derivatives: Derivatives traded on stock exchanges are classified as level 1 of the hierarchy. Derivatives traded on the Brazilian stock exchange are fairly valued using B3 quotations. Interest rate OTC Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as level 2.

Equity instrument: For the fair value of the equity instrument, the Group used contractual conditions as inputs that are not directly observable, and therefore it is classified as level 3.

Instruments eligible as capital: If the instrument has an active market, prices quoted in this market are used. Otherwise, valuation techniques are used, such as discounted cash flows, where cash flows are discounted by a risk-free rate and a credit spread. Instruments eligible as capital were designated at fair value through profit (loss) in the initial recognition (fair value option).

Repurchase agreements: The fair value is calculated by discounted cash flow.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

c) Transfers between levels of the fair value hierarchy

For the year ended December 31, 2023 and 2022, there were no transfers of financial instruments between levels 1 and 2 or between levels 2 and 3.

The table below shows a reconciliation from the opening balances to the closing balances for recurring fair value measurements categorized within Level 3 of the fair value hierarchy

	2023
	Equity instrument	Derivative financial instruments	Total

Financial assets at beginning of year	22,082	27,908	49,990
Recognized through profit or loss	(8,883)	(27,888)	(36,771)
Financial assets at end of year	13,199	20	13,219

	2022
	Equity instrument	Derivative financial instruments	Total

Financial assets at beginning of year	30,735	19,756	50,491
Recognized through profit or loss	(8,653)	8,152	(501)
Financial assets at end of year	22,082	27,908	49,990

29. INCOME TAX

Current and deferred taxes are determined for all transactions that have been recognized in the consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences are expected to reverse.

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. Thus, the following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian income tax rate of 40% for the years ended December 31, 2023 and 41% from August 1, 2022 to December 31, 2022.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

	2023	2022
Profit (loss) before income tax	1,539,078	(308,901)
Tax rate (i)	40%	41%
Income tax	(615,631)	126,649

Permanent additions/exclusions
Share-based payments	(16,880)	(11,757)
Operational losses and others	(11,342)	(9,112)
Changes in income tax rate	-	(2,531)
Contingent share award (CSA) - termination (iii)	-	(145,785)
Effect of different tax rates - subsidiaries and parent company	80,128	(31,765)
Interest on capital	32,731	-
Other amounts (ii)	22,446	18,568
Income tax	(508,548)	(55,733)

Current tax expense	(1,184,230)	(473,345)
Deferred tax benefit	675,682	417,612
Income tax in the statement of profit or loss	(508,548)	(55,733)
Deferred tax recognized in OCI	1,666	829

(i) The tax rate used was the one applicable to the financial Brazilian subsidiaries, which represent the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries and parent company”.

(ii) Mostly related to the amount of deductions and incentives.

(iii) The amount is related to the termination of the Contingent Share Award (CSA) as described in note 10b.

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of December 31, 2023 and 2022, and the changes for the both periods. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities and there is no time limit to use it.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

		Reflected in the statement of profit or loss
	2022	Constitution	Realization	Foreign exchange	Reflected in OCI	2023
Provisions for credit losses	583,791	1,067,729	(385,564)	64,777	-	1,330,733
Provision PIS/COFINS - Financial Revenue	6,299	-	(6,787)	(1,620)	-	(2,108)
Other temporary differences (i)	123,103	103,257	(45,132)	10,842	-	192,070
Total deferred tax assets on temporary differences	713,193	1,170,986	(437,483)	73,999	-	1,520,695

Tax loss and negative basis of social contribution	97,857	61,047	(72,662)	6,676	-	92,918
Deferred tax assets	811,050	1,232,033	(510,145)	80,675	-	1,613,613

Futures settlement market	(13,739)	(3,082)	5,772	(460)	-	(11,509)
Fair value changes - financial instruments	(3,291)	(3,537)	(194)	(360)	(1,950)	(9,332)
Others	(24,088)	(59,381)	25,635	2,897	-	(54,937)
Deferred tax liabilities	(41,118)	(66,000)	31,213	2,077	(1,950)	(75,778)

Deferred tax, offset	769,932	1,166,033	(478,932)	82,752	(1,950)	1,537,835

Fair value changes - cash flow hedge	(1,758)	107,410	(118,829)	7,802	3,616	(5,375)
Deferred tax recognized during the year		1,273,443	(597,761)		1,666

(i) Other temporary differences are composed mainly by other provisions and supplier provisions.

			Reflected in the statement of profit or loss
	2021	Other	Constitution	Realization	Foreign exchange	Reflected in OCI	2022

Provisions for credit losses	204,459	-	600,227	(221,817)	922	-	583,791
Provision PIS/COFINS - Financial Revenue	5,965	-	-	-	334	-	6,299
Other temporary differences (i)	72,343	12,175	68,971	(34,313)	3,927	-	123,103
Total deferred tax assets on temporary differences	282,767	12,175	669,198	(256,130)	5,183	-	713,193

Tax loss and negative basis of social contribution	77,985	-	19,930	(5,707)	5,649	-	97,857
Deferred tax assets	360,752	12,175	689,128	(261,837)	10,832	-	811,050

Futures settlement market	(18,850)	-	(7,821)	13,730	(798)	-	(13,739)
Fair value changes - financial instruments	(2,144)	-	(3,744)	4,634	(51)	(1,986)	(3,291)
Others	(8,340)	-	46,446	(60,338)	(1,856)	-	(24,088)
Deferred tax liabilities	(29,334)	-	34,881	(41,974)	(2,705)	(1,986)	(41,118)

Fair value changes - cash flow hedge	1,057	-	17,608	(20,194)	(229)	2,815	(1,758)
Deferred tax recognized during the year			741,617	(324,005)		829

(i) Other temporary differences are composed mainly by other provisions and supplier provisions.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

30. EQUITY

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of December 31, 2023 and 2022.

Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total
Total as of December 31, 2021		3,459,743,431	1,150,245,114	4,609,988,545
Conversion of shares class B to A		58,312,073	(58,312,073)	-
SOPs exercised and RSUs vested	10	64,418,580	-	64,418,580
Shares withheld for employees' taxes	10	(8,536,770)	-	(8,536,770)
Issuance of class A shares - Cognitect and Juntos acquisitions		1,362,201	-	1,362,201
Issuance of shares due to IPO over-allotment		27,555,298	-	27,555,298
Total as of December 31, 2022		3,602,854,813	1,091,933,041	4,694,787,854
Conversion of class B shares in class A shares		8,620,899	(8,620,899)	-
SOPs exercised and RSUs vested	10	68,312,944	-	68,312,944
Shares withheld for employees' taxes	10	(8,848,203)	-	(8,848,203)
Shares repurchased		(290,676)	-	(290,676)
Share issued to service providers		4,355,374	-	4,355,374
Issuance of class A shares - Olivia acquisition		6,097,262	-	6,097,262
Issuance of class A shares - Spin Pay acquisition		877,665	-	877,665
Issuance of class A shares - Cognitect acquisition		644,934	-	644,934
Total as of December 31, 2023		3,682,625,012	1,083,312,142	4,765,937,154

Shares authorized and unissued	Class A Ordinary shares	Class B Ordinary shares	Total
Business combination - contingent share consideration	-	-	2,920,149
Reserved for the share-based payments	-	-	329,196,802
Shares authorized which may be issued class A or class B	-	-	43,505,387,105
Shares authorized and unissued as of December 31, 2023	-	-	43,837,504,056

Shares authorized issued	3,682,625,012	1,083,312,142	4,765,937,154
Total as of December 31, 2023	-	-	48,603,441,210

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

a) Share events

In January 2022, Nu Holdings issued an additional 27,555,298 ordinary class A shares due to the over-allotment option ("Green Shoe") exercised by the underwriters.

In May 2023, the Company concluded private issuances of a total 4,355,374 Class A shares as consideration paid to acquire services.

As of December 31, 2023, the Company had ordinary shares authorized and unissued relating to commitments from acquisitions of entities, the issuance due to the share-based payment plans (note 10) and authorized for future issuance without determined nature and which could be class A or B ordinary shares.

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on December 31, 2023 and 2022, and the total amount of share capital was US$84 (US$83 as of December 31, 2022).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

The total of exercised Stock Options (SOP) was US$9,148 for the year ended on December 31, 2023 (US$4,505 as of December 31, 2022).

c) Issuance of shares

The following table presents the amount in US$ of shares issued, increase in capital and premium reserve in transactions other than business combinations, the exercise of the SOPs and vesting of RSUs in the years ended December 31, 2023 and 2022:

	Capital and share premium reserve
Event	2023	2022
Shares issued on IPO over-allotment	-	247,998

In January 2022, Nu Holdings issued 27,555,298 ordinary Class A shares and raised proceeds of US$247,998 as a result of the exercise of the underwriters’ over-allotment option ("Green Shoe"), related to the IPO in December 2021.

d) Accumulated gains (losses)

The accumulated gains (losses) include the accumulated profit (losses) of the Group and the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	2023	2022
Accumulated gains (losses)	329,468	(701,062)
Share-based payments reserve	947,481	765,639
Total accumulated gains (losses)	1,276,949	64,577

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

e) Shares repurchased and withheld

Shares may be repurchased from certain former employees when they leave the Group, as a result of contractual terms of deferred payments on business combinations, or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the year ended December 31, 2023 and 2022, the following shares were repurchased:

	2023	2022
Number of shares repurchased	290,676	-
Total value of shares repurchased	-	-
Number of shares withheld - RSU	8,848,203	8,536,770
Total value of shares withheld - RSU	52,242	51,212

f) Accumulated other comprehensive income

Other comprehensive income includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of profit (loss) in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit (loss) in future periods.

The accumulated balances are as follows:

	2023	2022
Cash flow hedge effects, net of deferred taxes	12,417	(7,486)
Currency translation on foreign entities	135,497	(108,356)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	7,998	(22,298)
Own credit adjustment effects	518	489
Total	156,430	(137,651)

31. MANAGEMENT OF FINANCIAL RISKS, FINANCIAL INSTRUMENTS, AND OTHER RISKS

a) Overview

The Group monitors all the risks that could have a material impact on its strategic objectives, including those that must comply with applicable regulatory requirements. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key to pursue potential opportunities and/or that may prevent value from being created or that may compromise existing value, with the possibility of having impacts on financial results, capital, liquidity, customer relationship and reputation.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Risks that are actively monitored include Credit, Liquidity, Market, Foreign exchange (FX), Operational, IT and Cyber, Regulatory, Compliance and AML (Anti-money laundering) and Reputational Risk, Interest Rate Risk in the Banking Book (IRRBB) and risk from Cryptocurrency business.

b) Risk management structure

Nu considers Risk Management an important pillar of the Group's strategic management. The risk management structure broadly permeates the entire Company, with the objective of ensuring that risks are properly identified, measured, mitigated, monitored and reported, in order to support the development of its activities. Risk Management is related to the principles, culture, structures and processes to improve the decision-making process and the achievement of strategic objectives. It is a continuous and evolving process that runs through Nu's entire strategy, to support Management in minimizing its losses, as well as maximizing its profits and supporting the Company's values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

The Group considers a risk appetite statement (“RAS”) to be an essential instrument to support risk management and decision making. The Board reviews and approves the RAS, as guidelines and limits for the business plan and capital deployment. Nu has defined a RAS (aligned to local regulatory requirements) that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity and other relevant measures were implemented, as appropriate.

Nu operates on the three-line model, which helps to identify structures and processes that best support the achievement of objectives and facilitate a robust governance and risk management structure.

●	First line: business functions and support functions/areas or activities that generate exposure to risk, whose managers are responsible for managing them in accordance with policies, limits and other conditions defined and approved by the Executive Board. The first line must have the means to identify, measure, treat and report risks.
●	Second line: consisting of the areas of Risk Management, Internal Controls and Compliance, it is responsible for ensuring an effective control of risks and that they are managed in accordance with the defined appetite level. Responsible for proposing risk management policies, developing risk models and methodologies, and first-line supervision.
●	Third line: composed of the Internal Audit, it is responsible for periodically and independently evaluating whether policies, methods and procedures are adequate, in addition to verifying their effective implementation.

Another important element of the risk management framework is the structure of Technical Forums and Committees. These governance bodies were designed and implemented to monitor and make decisions on aspects associated with the Group's management and control. Nu has implemented this structure both at a Global and a country-level perspective, as described below.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Global risk-related Governance body:

●	Audit and Risk Committee: established as a Board of Director level committee in order to assist the Board in fulfilling its oversight responsibilities to the Company’s shareholders with respect to: evaluating the performance and progress of the work of the Internal Audit, the independent audit, as well as the respective reports related to the internal control systems, following the recommendations made by the internal and independent auditors to management, reviewing and discussing with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements, overseeing the performance of overall Nu's risk management framework and control functions, and monitoring the level of risk exposure according to the RAS (consolidated view by country). It consists of at least three independent members and meets at least quarterly.

Country-level risk-related Governance bodies:

Each of the countries where the Group has operations established a structure of governance based on the relevant regulatory requirements and composed of the following elements. Depending on the nature of the subject to be managed, some Committees and meetings can be grouped to cover more than one country.

●	Risk Committee: its objective is to assist the country's executive officers in the performance of the entity’s risk management and control functions, monitoring the level of risk exposure according to risk appetite. It also aims to adopt strategies, policies and measures aimed at disseminating a culture of internal controls and risk mitigation.
●	Credit Committee: its objective is to review and supervise credit strategies, as well as review their impacts on the subsidiary's results, and to review the credit strategies in light of the macroeconomic environment and risk information, on the credit market and on competitors.
●	Audit Committee: its main duties are to evaluate the performance and progress of the work of the Internal Audit function, the independent auditors, and the respective reports related to the internal control systems, to follow the recommendations made by internal and independent auditors to management, and to review and discuss with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements.
●	Technical Forums: regular meetings to discuss and propose recommendations to the country-level Risk Committee. Depending on the materiality in each of the countries, each topic listed below can have its own Technical Forum, with the participation of executives from associated areas: accounting and tax, operational risk and internal controls, asset and liability management ("ALM") / capital, information technology and cyber risks ("IT"), data protection, Compliance and anti-money laundering ("AML"), fraud prevention, stress tests, product review, wholesale, sustainability risk and credit provisions. Each Technical Forum has its own charter, establishing the scope of work, voting members and other working model attributes.

c) Risks actively monitored

The risks that are actively monitored by the Group include Credit Risk, Liquidity, Market Risk, Foreign exchange (FX), Operational, IT and Cyber, Regulatory, Compliance and AML (Anti-money laundering) and Reputational Risk, Interest Rate Risk in the Banking Book (IRRBB) and risk from Cryptocurrency business. The management of these risks is carried out according to the three-line model, considering policies and procedures in place, as well as the limits established in the RAS. Also, there is a Stress Testing program in place.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market risk, the measurement is carried out based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

Based on the results of the measurement and risk assessment activities, the adherence of the residual exposure to Nu's risk appetite is verified. Necessary actions to mitigate risks are presented and discussed in the governance structure (Technical Forums and Risk Committees), which are also the channels responsible for approving and monitoring the implementation of action plans.

●	Credit risk

Credit risk is defined as the possibility of losses associated with failure of customers or counterparties to pay their contractual obligations; the depreciation or reduction of the expected gains from financial instruments due to the deterioration of the credit quality of customers or counterparties; the costs of recovering the deteriorated exposure; and any advantage given to customers or counterparties due to deterioration in their credit quality.

The credit risk control and management structure is independent of the business units, being responsible for the processes and tools to measure, monitor, control and report the credit risk of products and other financial operations, continuously verifying their adherence to the policies and structure of approved limits. There is also an assessment of the possible impacts arising from changes in the economic environment, in order to ensure that the loan portfolio is resilient to economic crises.

Credit risk management is carried out by the Credit Risk team with a centralized role independent of the business units, being responsible for:

●	Establishing governance, policies and procedures aimed at maintaining exposure to credit risks in accordance with the levels set in the RAS;
●	Monitoring and notifying management of the risk levels (appetite compliance) of the credit portfolio, including recommendations for improvement, when applicable;
●	Identifying and assessing inherent risks and respective mitigators in the launch of new products and significant changes in existing processes; and
●	Estimating the expected losses according to consistent and verifiable criteria.

The Group’s outstanding balance of financial assets and other exposures to credit risk is shown in the table below:

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

	2023	2022

Financial assets
Cash and cash equivalents	5,923,440	4,172,316

Securities	368,574	91,853
Derivative financial instruments	20,981	41,485
Collateral for credit card operations	320	305
Financial assets at fair value through profit or loss	389,875	133,643

Securities	8,805,745	9,947,138
Financial assets at fair value through other comprehensive income	8,805,745	9,947,138

Securities	104,420	-
Credit card receivables	12,414,133	8,233,072
Loans to customers	3,202,334	1,673,440
Compulsory and other deposits at central banks	7,447,483	2,778,019
Other receivables	1,689,030	521,670
Other financial assets	131,519	478,283
Financial assets at amortized cost	24,988,919	13,684,484

Other exposures
Unused limits (i)	16,998,572	12,971,982
Credit Commitments	16,998,572	12,971,982

(i) Unused limits are not recorded in the statement of financial position but are considered in the measurement of the ECL because it represents credit risk exposure.

●	Liquidity risk

Liquidity risk is defined as:

●	the ability of an entity to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and
●	the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

The liquidity risk management structure uses future cash flow data, applying what Nu believes to be a severe stress scenario to these cash flows, in order to measure that the volume of high-quality liquid assets that the Group has is sufficient to guarantee its resilience even in very adverse situations. The liquidity indicators are monitored daily. For the funding risk management, the gaps between assets and liabilities in term buckets are monitored to assure that the profile of assets is consistent with the liabilities.

The Group has a Contingency Funding Plan for the Brazilian entities that describes possible management actions that should be taken in the event of a deterioration of the liquidity indicators.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Primary sources of funding - by maturity

	2023				2022
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Bank receipt of deposits (RDB) (i)	20,900,095	154,348	21,054,443	94%	14,160,805	113,154	14,273,959	96%
Borrowings and financing	113,595	1,022,749	1,136,344	5%	38,329	547,239	585,568	4%
Bank certificate of deposit (CDB)	213,707	34,379	248,086	1%	-	-	-	0%
Instruments eligible as capital	-	3,988	3,988	0%	-	11,507	11,507	0%
Total	21,227,397	1,215,464	22,442,861	100%	14,199,134	671,900	14,871,034	100%

(i) Considering the earliest date in which the client can withdraw the deposit, although it is not expected that all deposits will be withdrawn at the same time.

Maturities of financial liabilities

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	2023
	Carrying amount	Total (iii)	Up to 1 month	1 to 3 months	3-12 months	Over 12 months

Financial liabilities
Derivative financial instruments	28,173	28,174	54	-	28,120	-
Instruments eligible as capital	3,988	4,276	-	-	4,276	-
Repurchase agreements	210,454	210,546	210,546	-	-	-
Deposits in electronic money (i)	2,388,601	2,388,601	2,388,601	-	-	-
Bank receipt of deposits (RDB) (ii)	21,054,443	21,119,655	20,109,727	241,498	595,240	173,190
Bank certificate of deposit (CDB)	248,086	265,180	15,937	70,408	138,419	40,416
Payables to credit card network	9,755,285	9,769,051	5,361,431	2,361,563	2,044,883	1,174
Borrowings and financing	1,136,344	1,290,225	14,149	21,464	170,006	1,084,606
Total Financial Liabilities	34,825,374	35,075,708	28,100,445	2,694,933	2,980,944	1,299,386

(i) In accordance with regulatory requirements and in guarantee of these deposits, the Group holds the total amount of US$23,050 in eligible securities composed of Brazilian government bonds as described in note 12b, under a dedicated account within the Central Bank of Brazil as of December 31, 2023 (US$2,252,464 as of December 31, 2022).

(ii) Considering the earliest date in which the client can withdraw the deposit, although it is not expected that all deposits will be withdrawn at the same time.

(iii) The total was projected considering the exchange rate of Brazilian Reais, and Mexican and Colombian Pesos to US$ as of December 31, 2023.

The unused limit of credit cards is the pre-approved limit that has not yet been used by the client and represents the current maximum potential credit exposure. Therefore, it does not represent the real need for liquidity arising from commitments. When customers begin utilizing their unused limits, the duration of the credit card receivables are expected to be shorter than the duration of the payables to network.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Maturities of financial assets

The table below summarize the Group’s financial assets contractual undiscounted cash flows and their contractual maturities:

	2023
	Total	Up to 1 month	1 to 3 months	3-12 months	Over 12 months

Financial assets
Credit card receivables (i)	13,118,532	5,487,838	4,481,950	2,939,438	209,306
Securities	9,537,366	130,738	132,503	753,192	8,520,933
Compulsory and other deposits at central banks	7,447,483	7,447,483	-	-	-
Cash and cash equivalents	5,923,440	5,923,440	-	-	-
Loans to customers (i)	4,614,637	526,535	930,798	2,144,616	1,012,688
Other receivables	1,730,588	554,951	633,694	541,943	-
Other assets	256	256	-	-	-
Total Financial Assets	42,372,302	20,071,241	6,178,945	6,379,189	9,742,927

(i) Credit card receivables and loans to customers do not include overdue values that are still being considered in the book value.

●	Market risk and interest rate risk in the banking book (IRRBB)

Market risk is defined as the risk of losses arising from movements in market risk factors, such as interest rate risk, equities, foreign exchange (FX) rates and commodities prices. IRRBB refers to the current or prospective risk to an entity's capital and earnings arising from adverse movements in interest rates that affect the banking book positions.

There is a market risk & IRRBB control and management structure, independent from the business units, which is responsible for the processes and tools to measure, monitor, control and report the market risk and IRRBB, continuously verifying the adherence with the approved policies and limits structure.

Management of market risk and IRRBB is based on metrics that are reported to the Asset & Liability Management and Capital ("ALM") Technical Forum and to the country-level Risk Committee. Management is authorized to use financial instruments as outlined in the Group's internal policies to hedge market risk & IRRBB exposures.

Management of market risk and interest rate risk in the banking book (IRRBB) is based on the following metrics:

●	Interest Rate Sensitivity (DV01): impact on the market value of cash flows, when submitted to a one basis point increase in the current annual interest rates or index rate;
●	Value at Risk (VaR): maximum market value loss for a holding period with a confidence level; and
●	FX exposures: considering all financial positions that bring FX risk and operational expenses in other currencies.

In Brazil, the Brazilian Central Bank (BCB) requires an assessment of the sufficiency of capital for the interest rate risk of the banking book (IRRBB) based on Delta EVE and Delta NII metrics. The Group calculates these metrics in Brazil according to the regulator standard for managing this capital requirement. Delta EVE is the change in the Group's economic value of equity in the scenarios prescribed by the BCB. Delta NII is the change in the Group's net interest income in the same standard prescribed scenarios.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

The table below presents the VaR uses a confidence level of 99% and a holding period of 10 days, by a filtered historical simulation approach, with a 5-year historical window. For Brazil, it is calculated only for the Trading Book in line with the portfolio management strategy.

VaR	2023	2022

Nu Financeira (i) / Nu Pagamentos (Brazil)	249	190
Nu Holdings (ii)	14,419	10,321

(i) Includes Nu Financeira and its subsidiaries Nu Invest and Nu DTVM.

(ii) Considers only financial assets held directly by Nu Holdings as other subsidiaries do not have significant market risk exposures.

The following analysis is the Group's sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, Brazilian IPCA coupon curve, US risk-free curve and Mexican risk-free curve, assuming a parallel shift and a constant financial position:

DV01	2023	2022

Brazilian risk-free curve (1)	(158)	(41)
Brazilian IPCA coupon	(5)	(5)
US risk-free curve	(136)	(121)
Mexican risk-free curve	2	1
(1)	Includes FIP, Nu Pagamentos, Nu Financeira, Nu Invest and Nu DTVM.

The interest rate risk in Colombia and in Brazilian subsidiaries other than those mentioned above is not significant as of December 31, 2023 and 2022. To maintain DV01 sensitivities within defined limits, interest rate futures, traded in B3, and swaps derivatives are used to hedge interest rate risk.

●	Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian Real and Mexican and Colombian Pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

As of December 31, 2023 and 2022, none of the entities of the Group had significant financial instruments in a currency other than their respective functional currencies.

The functional currency of the entities in Brazil is the Brazilian Real. Certain costs in US Dollars and Euros, or intercompany loans in US Dollars, are hedged with futures contracts, traded on the B3 exchange, based on projections of these costs, or when there are new exposures. Hedge transactions are adjusted when internal cost projections change and when the FX derivatives expire. As a result, the consolidated financial statements have no significant exposures to exchange rates after the hedge transactions take effect.

●	Operational risk

Operational risk is defined as the possibility of losses resulting from external events or from failure, deficiency or inadequacy of internal processes, people or systems. In this context, the legal risk associated with inadequacy or deficiency in contracts signed by Nu, sanctions due to non-compliance with legal provisions and compensations for damages to third parties arising from the activities developed by the Company must also be considered.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

The structure of control and management of operational risk and internal controls is independent of the business and support units, being responsible for the identification and assessment of operational risks, as well as for evaluating the design and effectiveness of the internal controls, covering risks such as system and services disruption, external fraud and failures in activities involved in payment scheme arrangements. This structure is also responsible for the preparation and periodic testing of the business continuity plan and for coordinating the risk assessment in new product launches and significant changes to existing processes.

Within the governance of the risk management process, mechanisms are presented to identify, measure, evaluate, monitor, and report operational risk events to each business and support area (first line), in addition to disseminating the control culture to other employees. The main results of risk assessments are presented in the Technical Forum on Operational Risk and Internal Controls and in the Risk Committee, when applicable. Applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

●	Information Technology/Cyber ("IT") risk

IT/Cyber risk is defined as the undesirable effects arising from a range of possible threats to the information technology infrastructure, including cybersecurity (occurrence of information security incidents), incident management (ineffective incident/problem management process, impact about service levels, costs and customer dissatisfaction), identity and access management (unauthorized access to sensitive information), data management (lack of compliance with data privacy laws or gaps in data management governance or data leakage issues), among others.

As the Group operates in a challenging environment in terms of cyber threats, it continuously invests in controls and technologies to defend against these threats. IT risks, including cyber risk, are a priority area for Nu, thus there is a dedicated IT Risk structure, which is part of the second line. This team is independent from IT-related areas, including Engineering, IT Operations, and Information Security.

The IT/Cyber Risks area is responsible for identifying, evaluating, measuring, monitoring, controlling, and reporting Information Technology risks in relation to the risk appetite levels approved by the Executive Board. The Group continually assesses Nu's exposure to threat risk and their potential impacts on the business and customers. The Group continues to improve its IT and cybersecurity capabilities and controls, also considering that people are an essential component of the security strategy, ensuring that the employees and third-party consultants are aware of prevention measures and also know how to report incidents.

The results of the IT risk and controls assessments are regularly discussed at the IT Risk Technical Forum and presented to the Risk Committee when applicable. The applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

●	Regulatory risk

In a complex and highly regulated environment, legislative and regulatory initiatives may result in significant changes to Nu's regulatory framework and consequently its business activities.

To address such risks Nu maintains teams in Brazil, Colombia and Mexico dedicated to monitoring these changes and engaging to explain their potential impacts to the Group and the broader financial industry.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

Legislative and regulatory initiatives that can present a material impact to the Group are brought to the attention of the Risk Committee and the management team allowing the Group, when necessary, to adjust its strategy and decide on the best course of action to deal with such changes.

●	Compliance risk

As the Group operates in a highly regulated environment, a robust Compliance program was established within the second line of defense. The Compliance team has resources dedicated to the Ethics Program, Regulatory Compliance as well as to Anti Money Laundering Program and Combating the Financing of Terrorism.

The Ethics Program sets the minimum conduct standards for the organization, including Code of Conduct, Compliance Policies, Training, and Awareness Campaigns, as well as an independent Whistleblower Channel. Some examples include the anti-bribery and corruption risks, conflict of interest, related parties, insider trading as well as any violations from Nu's Code of Conduct.

The Regulatory Compliance team is focused on overseeing the regulatory adherence of the organization. Main activities involve regulatory tracking and managing the regulatory adherence, assessment of new products and features, advisory, Compliance testing as well as centralizing the relationship with regulators regarding requests of information and exams. By not being in compliance with laws and regulations, the Group may be exposed to sanctions, loss of license as well as potential criminal implications on management.

Nu's Anti Money Laundering (AML) Program represents the global framework and guidelines for AML and Combating Terrorism Financing (CTF) and is the basis for the AML team's strategic planning. It involves the risk of the company being exposed to sanctions for not implementing controls to avoid AML or terrorism financing.

The Program is structured in three levels - strategic, tactical and operational - and it's composed of 7 pillars (strategic level): Enterprise Risk Assessment; Policies and Procedures; Communication and Training; Know Your Customer (KYC); Due Diligence (KYE, KYS, KYP and KYB); MSAC - Monitoring, Selection, Analysis and Communication (SAR); and Effectiveness Assessment Program.

●	Reputational risk

The Group believes that the materialization of other risks can negatively impact its reputation, as they are intrinsically connected. Unfavorable events in different risk areas such as business continuity, cyber security, ethics and integrity, social media negative activity, among others, can damage Nu's reputation.

Therefore, the Group has teams and processes in place dedicated to overseeing external communication and for crisis management, which are key elements in identifying and mitigating reputational events, as well as to gain long-term insight to better prevent or respond to future events.

●	Risks from cryptocurrency business

In addition to the risks set out above, the Group's activities and services related to cryptocurrency (NuCrypto) generate specific risks which are directly related to cryptocurrency technology. NuCrypto may utilize the services of third-party licensed trust companies in the operation and management of the cryptocurrency business activity. The Group keeps a copy of the records maintained by the third-party as well as its own internal tracking of customers' assets for reconciliation purposes. NuCrypto may have a liability to indemnify customers under consumer protection laws (like any other supplier of goods and services in Brazil) but the agent is obligated to secure the assets and protect them from loss and theft. Currently, the majority of assets under custody are managed internally, and liquidity providers operate within a trust structure and carry insurance for potential losses which the Group would seek to make claims upon if required, with any benefit obtained being transferred to impacted customers. See note 34 for further explanations.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

●	Stress testing program

The stress testing program considers shocks/impacts to Nu's main products, such as credit cards, personal loans and funding instruments, in addition to their respective sub-products. Scenarios are considered in which stress is applied in isolation, at different levels of intensity and probability, and also scenarios in which managerial actions are considered to increase the Group's resilience and preserve its capital and liquidity indicators.

The proposed scenarios are presented to the Stress Testing Technical Forum. The scenarios to be addressed, duration and severity and plausibility of each shock are discussed, as well as the ways in which they will be modeled and the level of detail required. After modeling and executing the tests, the results are submitted to the appropriate committees and technical forums, an integral part of Nu's risk management structure. The proposed actions aimed at ensuring the Group's resilience are discussed and approved. The Stress Testing Program is updated annually and defines which tests the team must undertake in the next 12 months.

32. CAPITAL MANAGEMENT

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk taken and strategic aim of the organization, and to establish a capital planning process following future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements, and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, writing and submitting the capital plan and the capital contingency plan for approval by the Executive Directors.

In July 2023, a new regulatory framework from the Central Bank of Brazil was implemented determining the classification of conglomerates containing at least one payment servicer institution. This new framework replaced the previous capital requirements for the financial conglomerate led by Nu Financeira. Therefore, the capital requirements for the conglomerates are not comparable due to differences in scope. The amounts for December 2023 reflecting Prudential Conglomerate requirements, are presented below in item (a).

a) Regulatory Capital Composition

i) Nu Prudential Conglomerate in Brazil

Brazil's Central bank defines a prudential conglomerate as a group of companies in which one regulated entity controls other regulated companies or investment funds. The conglomerate is classified as Type 3 when the regulated company that leads the conglomerate is a Payment Institution, in the case of Nu Pagamentos.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

The regulatory capital of the prudential conglomerate, defined by Brazil's Central Bank, consists of three key components:

●	Common Equity Tier 1 (CET1) Capital: Consisting of paid-in capital, reserves, and retained earnings, after accounting for deductions and prudential adjustments.
●	Additional Tier 1 (AT1) Capital: This includes debt instruments that have no specific maturity and can absorb losses, meeting the eligibility criteria set out by the Central Bank. The sum of CET1 and AT1 forms the overall Tier 1 Capital.
●	Tier II Capital: This involves subordinated debt instruments with set maturity dates that meet eligibility requirements.

The phase-in, covering the minimum capital requirements and prudential adjustments, as per current regulation are illustrated in the following table.

	From July	Full year
Transitional Rule	2023	2024	2025

Prudential Adjustments	30.0%	60.0%	100.0%
Tier 1 Capital	5.5%	6.0%	6.0%
Minimum Requirement	6.75%	7.5%	8.0%
Conservation Capital Buffer (CCB)	0.0%	1.25%	2.5%
Total Requirement	6.75%	8.75%	10.50%

The following table demonstrates the calculated capital ratios for the CET1, Tier 1, and the Capital Adequacy Ratio (CAR). And also outlines their minimum requirements for the prudential conglomerate under Brazil's current regulations:

Prudential conglomerate	2023

Regulatory Capital	2,629,271
Tier I	2,396,007
Common equity capital	2,197,185
Additional	198,822
Tier II	233,263

Risk weighted assets (RWA)	19,261,517
Credit risk (RWA CPAD)	13,774,206
Market risk (RWA MPAD)	145,124
Operational risk (RWA OPAD)	4,036,285
Payment services risk (RWA SP)	1,305,902

Minimum capital required	1,300,152

Excess margin	1,329,119
CET1 ratio	11.4%
Tier 1 ratio	12.4%
CAR	13.7%

On December 29, 2023, the Brazilian Central Bank granted Nu Pagamentos approval for the implementation of the Alternative Standardized Approach ("ASA") to calculate its operational risk capital requirements. The RWA OPAD from December 2023 onwards are calculated in accordance with this methodology.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

ii) Nu Mexico Financiera

Nu Mexico Financiera’s capital management aims to determine the capital necessary to support its growth and to permanently maintain its Regulatory Capital in accordance with the requirements defined by the CNBV (National Banking and Securities Commission).

As of December 31, 2023, its regulatory capital was equivalent to US$ 395,180 (US$470,092 as of December 31, 2022), resulting in a Capital ratio of 28.4% (49% as of December 31, 2022), with 10.5% being the minimum required for Category 4 Sociedades Financieras Populares ("SOFIPO").

iii) Nu Colombia

Nu Colombia Financiamiento was granted a license to operate as a financial institution in Colombia by Financial Superintendency (SFC) in January, 2024. Once Nu Colombia Financiamiento becomes operational, it will be required to comply with the capital ratios: basic solvency, additional basic solvency and total solvency.

33. SEGMENT INFORMATION

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of profit (loss) and comprehensive income (loss).

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of profit (loss) and other comprehensive income (loss), as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services are disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (a)		Non-current assets (b)
	2023	2022	2023	2022

Brazil	5,728,748	3,121,129	656,291	551,668
Mexico	354,884	201,197	47,893	17,610
Colombia	75,405	20,369	14,796	5,124
Cayman Islands	-	-	38,004	43,994
Germany	-	-	72	88
Argentina	-	-	-	46
United States	977	2,398	6,116	7,495
Uruguay	-	-	-	-
Total	6,160,014	3,345,093	763,172	626,025

(a) Includes interest income (credit card, lending and other receivables), interchange fees, recharge fees, rewards revenue, late fees and other fees and commission income.

(b) Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the years ended December 31, 2023 and December 31, 2022.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023 and 2022

34. OTHER TRANSACTIONS

a) Accounting for crypto-assets - Staff Accounting Bulletin No. 121 ("SAB 121")

In March 2022, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") 121, which addresses the rights and obligations of the parties to a crypto asset safeguarding arrangement. SAB 121 explains that an issuer that has obligations to safeguard digital assets held for their platform users should recognize those digital assets as an asset and a liability to return them to the customers, both of which are measured at fair value.

In June 2022, the Group launched a platform, through its subsidiary Nu Crypto Ltda. ("Nu Crypto"), which allows clients to trade crypto assets, in partnership with specialized brokers. The custody activity is performed by the brokers, which holds the cryptographic key information, and the Company's contractual arrangements state that its customers retain legal ownership of the crypto; have the right to sell or transfer the crypto assets; and also benefit from the rewards and bear the risks associated with the ownership, including as a result of any crypto price fluctuations. The Company maintains an internal recordkeeping of the crypto assets held for the customers.

The Group concluded that its activities may create crypto-asset safeguarding obligations (as defined in SAB 121) to its customers as a result of certain technological, legal and regulatory risks and, therefore, it should record a safeguarding liability and a corresponding asset at the fair value of the crypto assets held by customers on the Group’s platform.

The following table summarizes the balances relating to crypto assets held for customers, including Nucoin. For the purpose of these consolidated financial statements the asset and liability have not been recognized.

	2023	2022
Fair value of the crypto assets held for customers	153,254	18,533

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  February 20, 2024